ESSEX

PROPERTY TRUST, INC.

20  26





Proxy Statement and Notice of Annual Meeting of Stockholders

May 12, 2026



Letter from the CEO and President

Dear Stockholder:

You are cordially invited to attend the virtual 2026 Annual Meeting of Stockholders (the "Annual Meeting") of Essex Property Trust, Inc., a Maryland corporation (the "Company")

The attached notice of annual meeting and proxy statement describe the matters expected to be acted upon at the Annual Meeting. We urge you to review these materials carefully.

This year we are again furnishing proxy materials to our stockholders over the Internet. On or about March 31, 2026, we are mailing to most of our stockholders a Notice of Internet Availability of Proxy Materials containing instructions on how to access our notice of annual meeting, proxy statement, and 2025 Annual Report to Stockholders and how to vote. Some stockholders may, if they have so previously requested, receive these materials via email or paper copies by mail. If you only received a Notice of Internet Availability of Proxy Materials by mail, the notice of annual meeting also contains instructions on how you can receive a paper copy of the proxy materials and 2025 Annual Report.

Please use this opportunity to participate in the Annual Meeting by voting on the proposals to be presented. Whether or not you plan to attend the meeting virtually, please authorize your proxy via the Internet prior to 11:59 p.m. Eastern Time, on May 11, 2026, or if you are receiving a paper copy of the proxy statement, by telephone or by completing, signing, dating and returning a proxy card. Authorizing your proxy over the Internet, by telephone or by mailing a proxy card will ensure that your shares are represented at the Annual Meeting. Please review the instructions contained in the Notice of Internet Availability of Proxy Materials regarding each of these options. If you attend the Annual Meeting virtually, you may vote online, even if you have previously mailed your proxy card.

Your vote is important to us and we appreciate your continued support of the Company.

Sincerely,

ANGELA L. KLEIMAN
Chief Executive Officer and President

2026 ANNUAL MEETING OF STOCKHOLDERS

DATE:
May 12, 2026

TIME:
10:00 a.m., Pacific Time

ONLINE:
www.virtualshareholdermeeting.com/ESS2026

Notice of Annual Meeting of Stockholders



Meeting Details

The virtual 2026 Annual Meeting of Stockholders of Essex Property Trust, Inc., a Maryland corporation (the “Company”), will be held online at www.virtualshareholdermeeting.com/ESS2026 on May 12, 2026, at 10:00 a.m., Pacific Time, for the following purposes:

1 page 17 ▶	To consider and vote upon the election of the following nominees to serve as directors of the Company until the 2027 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified: John V. Arabia, Keith R. Guericke, Anne B. Gust, Maria R. Hawthorne, Amal M. Johnson, Mary Kasaris, Angela L. Kleiman, Irving F. Lyons, III and George M. Marcus. ✔ FOR Board Nominees
2 page 73 ▶	To consider and vote upon the ratification of the appointment of KPMG LLP as the independent registered public accounting firm for the Company for the fiscal year ending December 31, 2026. ✔ FOR
3 page 76 ▶	To approve, on an advisory basis, the Company’s named executive officer compensation as described in the accompanying proxy statement. ✔ FOR
4	To transact such other business as may properly come before the Annual Meeting or any postponement or adjournment thereof.

The Board of Directors has fixed the close of business on February 25, 2026, as the record date for determining the stockholders entitled to notice of and to vote at the Annual Meeting or any postponement or adjournment thereof.

The Company will hold the Annual Meeting in a virtual-only meeting format again this year. Information on how to participate in the Annual Meeting is listed on page 12 of the accompanying proxy statement.

Your Vote is Important

Whether or not you expect to attend the Annual Meeting virtually, we urge you to submit your proxy and vote as promptly as possible to ensure your representation and the presence of a quorum at the Annual Meeting. You may authorize a proxy to vote your shares via the Internet until 11:59 p.m. Eastern Time, on May 11, 2026, or, if you have received and/or requested a paper copy of our proxy materials, by telephone or by mail, by completing, signing, dating and returning the proxy card in the envelope provided. If you attend the Annual Meeting virtually, you may continue to have your shares voted as instructed on your proxy or you may withdraw your proxy at our Annual Meeting and vote your shares online. Your proxy is revocable in accordance with the procedures set forth in the proxy statement.

By Order of the Board of Directors and on behalf of the Secretary of the Company,

ANGELA L. KLEIMAN
Chief Executive Officer and President
San Mateo, California

DATE AND TIME

May 12, 2026, 10:00 a.m., Pacific Time

www.virtualshareholdermeeting.com/ESS2026

RECORD DATE

February 25, 2026

Voting Methods

INTERNET

Vote via the Internet until 11:59 p.m., Eastern Time, on May 11, 2026

TELEPHONE

Follow instructions on proxy card

MAIL

Sign, date and return the proxy card in the envelope provided.

VIRTUAL

www.virtualshareholdermeeting.com/ESS2026



Table of Contents



Proxy Summary

This summary highlights certain information about Essex Property Trust, Inc., a Maryland corporation (the "Company"), and its 2026 Annual Meeting and summarizes information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider and we strongly recommend you read the entire proxy statement before voting. For more complete information regarding the Company and its 2025 performance, we recommend that you review the Company's Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 20, 2026.

Director Nominees

The following table and charts set forth information with respect to the incumbent directors who are standing for re-election at the Annual Meeting.

DIRECTOR NOMINEES	AGE	DIRECTOR SINCE	INDEPENDENCE	OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS
JOHN V. ARABIA Board Director	56	2024	✓	1
KEITH R. GUERICKE Vice Chairman of the Board	77	1994	✓	1
ANNE B. GUST Board Director	67	2024	✓	0
MARIA R. HAWTHORNE Board Director	66	2020	✓	2
AMAL M. JOHNSON Board Director	73	2018	✓	1
MARY KASARIS Board Director	70	2018	✓	0
ANGELA L. KLEIMAN Chief Executive Officer and President	55	2022		1
IRVING F. LYONS, III Lead Independent Director	76	2014	✓	1
GEORGE M. MARCUS Chairman of the Board	84	1994	✓	1

Independence


89%
Independent

Age


3
76-84
2
55-65
69
Average Age
4
66-75

Tenure


3
>10
3
1-5
11
Years Average Tenure
3
6-10

Executive Summary



2026 Annual Meeting Information

DATE AND TIME
Tuesday, May 12, 2026, at 10:00 a.m., Pacific Time

PLACE
www.virtualshareholdermeeting.com/ESS2026

RECORD DATE
Close of business on February 25, 2026

The Company will hold the Annual Meeting in a virtual-only meeting format again this year. At the Annual Meeting, we are asking our stockholders to consider and vote on the following matters:

PROPOSAL 1

Election of Directors

The Company's Board of Directors (the "Board") recommends a vote FOR the election of each of the following nominees to serve as directors until the 2027 annual meeting of stockholders and until their respective successors are duly elected and qualified:
John V. Arabia, Keith R. Guericke, Anne B. Gust, Maria R. Hawthorne, Amal M. Johnson, Mary Kasaris, Angela L Kleiman, Irving F. Lyons, III, and George M. Marcus.

Board Recommendation: FOR

PROPOSAL 2

Ratification of Appointment of Independent Registered Public Accounting Firm

The Board recommends a vote FOR the ratification of the appointment of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2026.

Board Recommendation: FOR

PROPOSAL 3

Advisory Vote on the Company's Named Executive Officer Compensation

The Board recommends a vote FOR the approval, on an advisory basis, of the Company's named executive officer compensation.

Board Recommendation: FOR

2025 Performance

Operating Growth

Reported Net Income per diluted share of $10.40 for the full year. Achieved same-property revenue and net operating income ("NOI") growth of 3.3% and 3.2%, respectively, both of which led the multifamily peer group and exceeded the midpoint of the Company's original guidance ranges.

3.2%
Same-Property NOI Growth

Core FFO Growth

Grew Core Funds from Operations ("FFO") per diluted share by 2.2% for the full-year 2025, exceeding the midpoint of the Company's original guidance range.

2.2%
Core FFO per diluted share Growth

Investment Activities

Acquired seven apartment communities in high growth potential markets of Northern California at a total contract price of $829.4 million. Further, disposed of five apartment communities for a total pro rata contract price of $563.8 million, recognizing gains on sale of $304.7 million. In addition, the Company received $189.8 million in structured finance redemption proceeds at a weighted average return rate of 9.8% and committed $21.3 million at pro rata share in one investment yielding a 13.5% return rate.

~$830M
Acquisitions

Operating Initiatives & Technology

The Company continued to advance its multi-year strategy to strengthen its operating platform and reduce operating expenses through technology and process enhancements, including targeted improvements to its staffing structure designed to drive greater efficiency and scalability in 2025. Over the past five years, the Company's controllable operating expense margin outperformed the peer average by 300 basis points.

300 bps
Outperformance vs. Peers in Controllable Expenses

Sustainability Impact & Sustainable Investments

The Company was awarded its tenth consecutive Global Real Estate Sustainability Benchmark ("GRESB") Green Star and sixth consecutive "A" rating for Public Disclosure. In addition, the Company installed new solar panels at five properties in 2025, which we expect will reduce our electric consumption at those buildings by a total of more than 2.0M kWh annually. Essex has a total of 9,872 kW of solar installed across 68 properties, providing an annual total of 11.9M kWh of renewable electricity to utilize at our properties.

11.9M kWh
of Renewable Energy

Asset Management

In 2025, the Company completed approximately $82.4 million in revenue generating projects, including renovating over 3,000 units, surpassing our external guidance target by approximately $22.4 million. Additionally, the Company continues to explore densification opportunities across its portfolio.

~$82.4M
Revenue Generating Projects

Balance Sheet Management

The Company proactively obtained approximately $1.1 billion in unsecured debt financings to fully repay its $500.0 million unsecured notes due April 2025 at maturity, to repay a portion of its upcoming $450.0 million unsecured notes due April 2026 at maturity, and for other capital needs on a leverage neutral basis. In addition, the Company further strengthened its balance sheet by enhancing its liquidity via an increase to its $1.2 billion unsecured credit facility to $1.5 billion, and diversifying its capital sources with the establishment of a $750.0 million commercial paper program. Lastly, we maintained net-debt-to-EBITDAre of 5.6x at year-end 2025.

5.6x
Net-Debt-to-EBITDAre

Dividend Growth

The Company increased the annual dividend by 4.9% to $10.28 per common share in 2025, representing 31 years of consecutive dividend increases.

4.9%
Dividend Growth

For a discussion of the calculation of Core FFO, Core FFO per share-diluted, EBITDAre, net-debt-to-EBITDAre, NOI and same property NOI and reconciliations to the most directly comparable measures under U.S. generally accepted accounting principles ("U.S. GAAP"), see Appendix A.

Long-term Performance Charts

- Among the highest total returns of all public U.S. REITs in existence since our initial public offering in 1994.
- Generated a total return to stockholders of 5,299% or a 13.4% compounded annual growth rate since our initial public offering in 1994.

TOTAL SHAREHOLDER RETURNS SINCE ESS IPO[1]
THROUGH DECEMBER 31, 2025


$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
'94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23 '24 '25
ESSEX $5,399
S&P 500 $2,686
NAREIT EQUITY APARTMENTS $1,880
NAREIT ALL EQUITY $1,530

(1) Source: FactSet
June 1994 to December 2025.
Represents the value of $100 investment and the reinvestment of all dividends.



7.2%

CORE FFO PER SHARE CAGR[1] FROM IPO IN 1994 THROUGH 2025



6.0%

DIVIDEND GROWTH CAGR FROM IPO IN 1994 THROUGH 2025



31st

CONSECUTIVE ANNUAL INCREASE TO THE ESSEX DIVIDEND IN 2025



6th

YEAR AS S&P 500 DIVIDEND ARISTOCRAT ONLY APARTMENT REIT IN INDEX

(1) For a discussion of the calculation of Core FFO, Core FFO per share-diluted, EBITDAre, net-debt-to-EBITDAre, NOI and same-property NOI and reconciliations to the most directly comparable measures under U.S. GAAP, see Appendix A.

Dividend Per Share

- Essex is a S&P 500 Dividend Aristocrat and increased its cash dividend for a 31st consecutive year in 2025, equating to 516% cumulative dividend growth since the Company's initial public offering in 1994.

DIVIDEND PER SHARE GROWTH
THROUGH DECEMBER 31, 2025


$12
$10
$8
$6
$4
$2
$0
$10.28
'94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '12 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23 '24 '25

Same-property NOI and Core FFO Growth

- Our Core FFO Growth has exceeded Same-Property NOI Growth by 2.2 times since 2005 as compared against 1.2 times for the peer average. Additionally, we have grown our dividend 2.2 times more than the peer average since 2005.

SAME-PROPERTY NOI AND CORE FFO PER SHARE GROWTH(1)(2)
2005 - 2025


1.2x
103%
126%
2.2x
127%
280%
Same-Property NOI Growth
Core FFO per Share Growth
Same-Property NOI Growth
Core FFO per Share Growth
Peer Average
ESS

DIVIDEND GROWTH(2)(3)
2005 - 2025


2.2x
97%
216%
Peer Average
ESS

(1) Includes CPT's reported Total FFO prior to 2023 and MAA's reported Total FFO prior to 2020.

(2) Peer average includes five multifamily REITs (Equity Residential ("EQR"), Avalon Bay Communities, Inc. ("AVB"), UDR, Inc. ("UDR"), Mid-America Apartment Communities, Inc. ("MAA"), and Camden Property Trust ("CPT")).

(3) Reflects dividends paid in the calendar year.

For a discussion of the calculation of Core FFO, Core FFO per share-diluted, EBITDAre, net-debt-to-EBITDAre, NOI and same-property NOI and reconciliations to the most directly comparable measures under U.S. GAAP, see Appendix A.



Corporate Governance Highlights

Best Practices

The Company believes in establishing and maintaining high standards of corporate governance designed to best serve the interests of the Company and stockholders, and to further align the interests of the Board and management with those of our stockholders. A summary of select corporate governance policies and practices is detailed below:

The Board is accountable to our stockholders	• Stockholders Annually Elect the Board of Directors Using a Majority Voting Standard in Uncontested Elections. • 95% Five-Year Average Stockholder Approval of Named Executive Officer Compensation Pursuant to Annual Say-on-Pay Vote • Proxy Access Provision in Company's Bylaws • Stockholder Power to Amend Company's Bylaws • No Stockholder Rights Plan (or "Poison Pill")
Executive compensation policies closely align with stockholder interests	• Executive Compensation Driven by Performance • No Employment Agreements • Compensation Clawback Policy • Director and Executive Officer Stock Ownership Guidelines • No Tax Gross-Ups • Annual Performance Evaluations of All Executive Officers, Board and Committees
The Board has a robust, independent leadership structure	• Separate Chairman and Chief Executive Officer • 8 of 9 Director Nominees are Independent under the NYSE director independence standards. • Lead Independent Director • Regular Executive Sessions of Independent Directors
The Company is committed to sustainability efforts in order to create stockholder value	• Annually Publishes Sustainability and Impact Report • Transparency Though Framework Disclosures and Climate Risk Assessments • Formal oversight over climate change and sustainability efforts by Nominating and Corporate Governance Committee ("Nominating Committee")
The Board follows practices and structures that are in the best interests of our stockholders	• Anti-Hedging and Pledging Policies • Internal Disclosure Committee for Financial Reporting • Regular Succession Planning • Maintain Political Contributions Policy • Effective Board Risk Oversight Including Cyber Risk

Corporate Governance Policies

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics (the "Code of Ethics"), which governs business decisions made and actions taken by our directors, officers and employees. All employees receive training on the Code of Ethics.

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines to monitor policy and decision-making at the Board and management levels and to provide the Company's stockholders and other interested parties with insight into the Company's corporate governance practices.

Stock Ownership Guidelines

The Board has adopted Stock Ownership Guidelines to align the interests of the Board and key executives with the interests of stockholders.

Policy on Hedging and Pledging Essex Equity Securities

The Board has adopted a policy governing the hedging and pledging of Essex equity securities by our officers and directors, prohibiting the hedging of Essex equity securities and strictly limiting the pledging of Essex equity securities. The Company and all officers and directors are in compliance with this policy.

Policy for Recovery of Erroneously Awarded Compensation

The Board has adopted a policy governing the recovery of incentive-based compensation from our executive officers requiring forfeiture or reimbursement of incentive compensation paid or awarded to any executive officer in the case of any restatement of the financial statements.

Climate Change and Environmental Policies

The Company has adopted a Climate Change Policy and an Environmental Policy, which outline our commitments to reducing our greenhouse gas emissions and waste streams, while increasing our resource efficiency.

Policy on Political Contributions

The Company has adopted a policy on Political Contributions, which governs Company and key employees' contributions to political action committees, officeholders and candidates.

Human Rights Statement

The Company has adopted a Human Rights Statement that outlines our commitments to fundamental human rights principles and labor standards.

Vendor Code of Conduct

The Company has adopted a Vendor Code of Conduct, which aligns our vendors, contractors, consultants and professional service providers with our internal Code of Ethics.

Insider Trading Policy

The Board has adopted an Insider Trading Policy applicable to all directors, officers and employees of the Company, as well as to the Company, which governs the purchase, sale, and/or other dispositions of our securities by such persons and their affiliated entities, that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to us. Transactions by the Company in its own securities are monitored by internal and external legal counsel for compliance with applicable securities laws. A copy of our Insider Trading Compliance Policy can be found as Exhibit 19.1 to our Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 20, 2026. It is our policy to comply with U.S. insider trading laws and regulations, including with respect to transactions in our own securities.

Copies of these documents are available on our website at https://www.essex.com under the heading "Investors" and subheading "Governance", or have been filed as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2025, and copies will be provided to any stockholder upon written request to Ms. Anne Morrison, Secretary, Essex Property Trust, Inc., 1100 Park Place, Suite 200, San Mateo, California 94403. The Company will post all amendments to, and with respect to the Code of Ethics, waivers from any provision of, these documents on its website. Please note that the information or separate reports contained on or posted to the website (including these or other referenced documents) is not incorporated by reference in, or considered part of, this proxy statement.

Sustainability Impact & Sustainable Investments



Sustainability Governance

Essex remains committed and steadfast in its efforts to develop a best-in-class sustainability program, an important and fundamental element of our sustainability strategy. In 2025, we published our seventh annual Sustainability and Impact Report to summarize our significant accomplishments with respect to sustainability matters as well as the status of ongoing initiatives and progress related to our goals. The report is not incorporated by reference into this proxy statement.

Essex is committed to reducing Scope 1 and 2 absolute greenhouse gas (GHG) emissions by 67.2% from a 2018 base year by 2034. Essex is also committed to reducing absolute Scope 3 GHG emissions from purchased goods and services, upstream transportation and distribution, waste generated in operations and downstream leased assets by 35% from a 2023 base year by 2034. We plan to disclose progress toward meeting these newly committed targets in our 2025 Sustainability and Impact Report and annually thereafter.

We have a formal reporting and oversight structure for the Company's long-term sustainability strategy and goals. Our Sustainability Committee is composed of key members from various departments and chaired by our Chief Administrative Officer. The Sustainability Committee's targets and strategy are reported to the Nominating Committee, which formally oversees sustainability strategy, goals and initiatives. Our Audit Committee reviews the Company's sustainability risks and mitigation strategies at least annually. Additionally, our management team regularly reports to the Nominating Committee and full Board on sustainability matters.

Sustainability Team

Responsible for the development and implementation of our portfolio-wide sustainability initiatives.

Executive Team

Chief Administrative Officer chairs the Sustainability Committee and leads the sustainability team.

Board of Directors

Nominating Committee formally oversees sustainability goals and initiatives.

Environmental Efficiency

We work to reduce our GHG emissions by (i) reducing our energy consumption where possible, (ii) sourcing our energy needs from on- and off-site renewable resources, and (iii) purchasing green grid power. We install photovoltaic (PV) panels on available roof space to source electricity from on-site solar generation. In 2025, we completed our first electrification project at a community in Northern California, which involved replacing 250 gas water heaters in residential units with more efficient electric water heaters that will reduce Scope 3 GHG emissions.

Our measurement and verification processes demonstrate that the sustainability projects we pursue deliver the greatest energy savings with a return on investment that we believe is in the best interests of the Company and our shareholders. To reduce energy, water, and waste usage, we have focused on the following capital improvement projects over time:

103
SOLAR ENERGY
systems installed at 68 communities since 2018

920
EV CHARGING
stations installed across 71 communities

4x
EFFICIENCY
in newly installed electric heat pump water heaters

116
COMMUNITIES
have energy-saving Smart Hot Water Management Systems

57
MILLION
gallons of water saved using Smart Irrigation Management Systems

156
COMMUNITIES
have achieved a waste diversion rate greater than 50%





More information on our sustainability impact and investments can be found in our 2024 Sustainability and Impact Report, which is available on our website at https://www.essex.com, and which report and website are not incorporated by reference herein. Additionally, while various Sustainability topics, initiatives, and related discussions herein may be significant, such significance should not be interpreted as these topics necessarily being material under federal securities laws or any other and regulations or requirements, even if we use the words "material" or "materiality" in relation to them. Sustainability-related information provided in our sustainability reporting is instead informed by various sustainability standards and frameworks (including standards for the measurement of underlying data), and the interests of various stakeholders. Much of this information is subject to assumptions, estimates or third-party information that is still evolving and subject to change. For example, our disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in our business or applicable government policies, or other factors, some of which may be beyond our control.

Social Engagement

At the Annual Meeting, 56% of the directors standing for re-election identify as female and 33% identify as ethnically diverse. The Company also continuously strives to achieve employee pay equity, conducting an annual gender pay equity analysis, which demonstrated gender pay parity for the fifth consecutive year.

Employee engagement remains a key focus. Throughout 2025, employee sentiment and feedback were gathered through multiple touchpoints across the employee experience. These included new hire feedback, exit insights, event surveys, and our Speak Up channel, an anonymous comment box. This ongoing, multi-channel approach enabled employees to share candid input in real time and allowed the organization to identify trends, listen to employee voices, and inform meaningful action throughout the year. To further support career development, employees completed 16,708 training hours in 2025. Additionally, the Company's commitment to employee well-being was recognized through several industry awards, including being named to U.S. News & World Report Best Companies to Work For and TIME's World's Best Companies, achieving a GRESB 4-star rating, receiving the Welcoa Well Workplace Platinum Award, being recognized as a Healthiest Employers Finalist for the fifth consecutive year, and being named an Energy Star Partner.

Information Concerning Solicitation and Voting



ESSEX PROPERTY TRUST, INC.
1100 Park Place, Suite 200
San Mateo, California 94403

PROXY STATEMENT
2026 Annual Meeting of Stockholders
Tuesday, May 12, 2026

This proxy statement is furnished to the holders of the outstanding shares of common stock, par value $.0001 per share (the “Common Stock”), of Essex Property Trust, Inc., a Maryland corporation (the “Company” or “Essex”), in connection with the solicitation by the Company’s Board of Directors (the “Board”) of proxies in the accompanying form for exercise at the virtual 2026 Annual Meeting to be held online on May 12, 2026 at 10:00 a.m., Pacific Time, at www.virtualshareholdermeeting.com/ESS2026, and any postponement or adjournment thereof.

This proxy statement and the accompanying notice of annual meeting, proxy card and 2025 Annual Report to Stockholders are first being made available to stockholders on or about March 31, 2026.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on May 12, 2026.

The proxy statement, notice of annual meeting, proxy card, and 2025 Annual Report to Stockholders are available electronically at https://investors.essexapartmenthomes.com/investors/financials/annual-reports-proxy/default.aspx.

Pursuant to the rules of the Securities and Exchange Commission (the “SEC”), we have elected to provide access to our proxy materials over the Internet, instead of mailing paper copies to each stockholder. Accordingly, on or about March 31, 2026, we are mailing to many of our stockholders a Notice of Internet Availability of Proxy Materials (“Notice”), while brokers and other nominees who hold shares on behalf of beneficial owners will be sending their own similar notice, containing instructions on how to access our proxy materials and 2025 Annual Report to Stockholders and how to vote. The Notice is not itself a proxy and cannot itself be used to vote your shares. If you received only a Notice this year, you will not receive paper copies of the proxy materials unless you request the materials by following the instructions on the Notice or on the website referred to in the Notice. Some stockholders may, if they have so requested previously, receive these materials via email or receive paper copies by mail.

How to Participate in the Annual Meeting

The Annual Meeting will again be a completely virtual meeting of stockholders, which will be conducted via live webcast. You are entitled to participate in the Annual Meeting only if you were a stockholder of the Company as of the close of business on February 25, 2026 (the "Record Date") or if you hold a valid proxy for the Annual Meeting.

You will be able to participate in the Annual Meeting online and all verified stockholders will be able to submit questions during the meeting by visiting www.virtualshareholdermeeting.com/ESS2026. **To participate in and/or ask questions at the Annual Meeting, you will need the 16-digit control number included on your Notice of Internet Availability of the Proxy Materials, on your proxy card, or on the instructions from your broker that accompanied your proxy materials.** Questions may be submitted throughout the Annual Meeting via the question box provided on the webpage and may be addressed by the Company prior to the conclusion of voting. The Company will answer stockholder questions directly related to the business conducted at the Annual Meeting, as determined by the Chairman of the Board.

You may access copies of the Company's proxy statement and annual report by visiting our website at https://investors.essexapartmenthomes.com, under the "Financials" tab.

The meeting will begin promptly at 10:00 a.m., Pacific Time, on May 12, 2026. Online access will begin at 9:45 a.m., Pacific Time, and we encourage you to access the meeting prior to the start time. If you encounter any difficulties accessing the virtual meeting or during the meeting time, please call the VSM Shareholder Meeting Basic Support Line indicated at the top of the VSM Stockholder Login portal at www.virtualshareholdermeeting.com/ESS2026.

Who Can Vote

You are entitled to vote if you were a holder of record of Common Stock as of the close of business on the Record Date. Your shares may be voted at the Annual Meeting only if you are present during the virtual meeting or represented by a valid proxy. Even if you plan to attend the Annual Meeting online, we recommend that you authorize your proxy to vote in advance as described below so that your vote will be counted if you later decide not to attend the Annual Meeting.

Voting Procedures

Stockholders of record as of the Record Date are entitled to one vote for each share of Common Stock held on all matters to be voted upon at the Annual Meeting. If you choose not to attend the Annual Meeting virtually, you may still authorize your proxy via the Internet or by telephone until 11:59 p.m. Eastern Time, on May 11, 2026, or by completing, signing, dating and returning a proxy card. The instructions for how to authorize your proxy are located on your Notice of Internet Availability of the Proxy Materials, on your proxy card, or on the instructions from your broker that accompanied your proxy materials.

The presence at the Annual Meeting, virtually or by proxy, of stockholders holding a majority of the shares of Common Stock outstanding on the Record Date will constitute a quorum for purposes of the Annual Meeting. Each share of Common Stock outstanding on the Record Date entitles the holder thereof to one vote on each proposal. As of the Record Date, there were 64,477,129 shares of Common Stock outstanding.

If your shares are held in the name of a broker, you should receive a voting instruction form from your broker. Your broker will vote your shares in the manner you timely indicate pursuant to the voting instruction form. If you do not timely indicate your voting instructions to your broker, the broker will not be permitted to vote your shares at the Annual Meeting on Proposal No. 1 (election of directors), or Proposal No. 3 (advisory vote to approve the Company's named executive officer compensation) because such proposals are not routine matters under the New York Stock Exchange ("NYSE") rules. However, your broker may in its discretion vote your shares on Proposal No. 2 (ratification of KPMG LLP) if you do not timely indicate voting instructions on that proposal because the proposal is a routine matter under the NYSE rules.

Counting of Votes

Shares of Common Stock represented by proxies that reflect abstentions or "broker non-votes" (i.e., a vote that is not cast on a non-routine manner by a broker that is present (virtually or by proxy) at the Annual Meeting because the shares entitled to cast the vote are held in street name, the broker lacks discretionary authority to vote the shares and the broker has not received voting instructions from the beneficial owner) will be counted as shares that are present for purposes of determining the presence of a quorum.

With respect to Proposal No. 1 (election of directors), our Seventh Amended and Restated Bylaws (the "Bylaws"), include a majority voting standard for the election of directors in uncontested elections, which are generally defined as elections in which the number of nominees does not exceed the number of directors to be elected at the meeting. In the election of directors, you may either vote "FOR" or "AGAINST" each nominee. Cumulative voting is not permitted. Under the majority voting standard, in uncontested elections of directors such as this election, each director must be elected by the affirmative vote of a majority of the votes cast by the holders of shares present virtually or represented by proxy and entitled to vote, assuming a quorum is present at the Annual Meeting. A majority of the votes cast means that the number of votes cast "FOR" a candidate for director exceeds the number of votes "AGAINST" as to that candidate for director. Brokers do not have discretionary authority to vote for directors. Abstentions and broker non-votes, if any, will not count as votes cast as to a nominee's election and thus will have no effect in determining whether a director nominee has received a majority of the votes cast.

In accordance with our Bylaws, in this election, an incumbent candidate for director who does not receive the required votes for re-election is expected to offer his or her resignation to the Board. The Nominating Committee will then make a determination as to whether to accept or reject the offer of resignation and will submit such recommendation for consideration by the Board. Generally within 90 days after certification of the election results of the stockholder vote, we will publicly disclose the decision regarding any offer of resignation in a filing of a Current Report on Form 8-K with the SEC or by other public announcement. If a director's offer to resign is not accepted by the Board, such director will continue to serve until his or her successor is duly elected and qualified, or his or her earlier death, resignation, retirement or removal.

Approval of each of Proposals No. 2 (ratification of KPMG LLP) and No. 3 (advisory vote to approve the Company's named executive officer compensation) requires the affirmative vote of a majority of all the votes cast on the matter at the Annual Meeting, assuming a quorum is present at the Annual Meeting. For purposes of the votes on Proposals No. 2 and No. 3, abstentions and broker non-votes, if any, will not be counted as votes cast and will have no effect on the result of the vote on such proposals.

Stockholder votes will be tabulated by the persons appointed by the Board to act as inspectors of election for the Annual Meeting. The shares of Common Stock represented by properly executed proxy cards will be voted at the Annual Meeting as indicated or, if no instruction is given on a properly executed proxy card, in accordance with the recommendation of the Board, as set forth below.

Board Recommendations

The Board recommends that stockholders vote:

- FOR the election of the Board's nominees named herein;
- FOR the ratification of the appointment of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2026; and
- FOR the approval, on an advisory basis, of the Company's named executive officer compensation.

The Company does not presently know of any other business that may come before the Annual Meeting. If any other business is properly brought before the Annual Meeting, the persons named in the enclosed proxy will act thereon in their discretion.

No person is authorized to make any representation with respect to the matters described in this proxy statement other than those contained herein and, if given or made, such information or representation must not be relied upon as having been authorized by us or any other person.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is exercised by delivering to the Company, to the attention of Ms. Anne Morrison, Secretary, Essex Property Trust, Inc., 1100 Park Place, Suite 200, San Mateo, California 94403, a written notice of revocation or a properly executed proxy bearing a later date, or by attending the Annual Meeting and voting during the meeting. Attendance at the Annual Meeting will not by itself revoke a proxy.

Solicitation of Proxies

The Company will bear all costs of soliciting proxies for the Annual Meeting. These costs include the expense of preparing and furnishing proxy materials for the Annual Meeting and reimbursements paid to brokerage firms and others for their expenses incurred in forwarding solicitation material regarding the Annual Meeting to stockholders. The Company may conduct solicitation of proxies personally, telephonically or by facsimile through its officers, directors and regular employees, none of whom will receive additional compensation for assisting with the solicitation.

Email Access to Proxy Materials

Stockholders who previously elected to receive the proxy statement and the 2025 Annual Report to Stockholders over the Internet will be receiving an email on or about March 31, 2026, with information on how to access stockholder information and instructions for authorizing a proxy over the Internet. The Company encourages its stockholders to take advantage of the availability of the proxy materials on the Internet to help reduce the environmental impact of its annual meetings and reduce the cost to the Company associated with the printing and mailing of materials.

Stockholders of record wishing to receive future stockholder materials via email may elect this option by following the instructions provided when voting over the Internet at https://www.proxyvote.com. Upon electing to view future proxy statements and annual reports over the Internet, stockholders will receive an email notification next year with instructions containing the Internet address of those materials. The choice to view future proxy statements and annual reports over the Internet will remain in effect until the stockholder contacts their broker or the Company to rescind such instructions. Internet access does not have to be elected each year. Stockholders who elected to receive the proxy statement electronically over the Internet and who would now like to receive a paper copy of the proxy statement so that they may submit a paper proxy in lieu of an electronic proxy should contact either their broker or the Company.

Householding of Annual Meeting Materials

Some brokers and other nominee record holders may be participating in the practice of "householding" Notices of Internet Availability of Proxy Materials or proxy statements and annual reports, as applicable. This means that only one copy of the Notice of Internet Availability of Proxy Materials or proxy statement and annual report may have been sent to multiple stockholders in a stockholder's household. The Company will promptly deliver a separate copy of each applicable document to any stockholder who contacts the Company's investor relations department by written request to the Company at Attn: Investor Relations, 1100 Park Place, Suite 200, San Mateo, California 94403 or by telephone at (650) 655-7800 requesting such copies. If a stockholder is receiving multiple copies at the stockholder's household and would like to receive a single copy for a stockholder's household in the future, stockholders should contact their broker, other nominee record holder, or the Company's investor relations department to request mailing of a single copy of the applicable document.



Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the beneficial ownership of shares of Common Stock as of the Record Date for (i) each person known by the Company to hold more than 5% of the outstanding shares of Common Stock, (ii) each director, each director nominee, and each of the named executive officers named in the Summary Compensation Table below, and (iii) all directors and executive officers as a group. As of the Record Date, there were 64,477,129 shares of Common Stock outstanding.

Beneficial ownership in the following table is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days of the Record Date are deemed outstanding and shares underlying long term incentive plan units ("LTIP Units"), which are currently non-forfeitable or are non-forfeitable within 60 days of the Record Date, are also deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person. To the Company's knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table below has sole voting and investment power with respect to the shares set forth opposite such person's name. Unless otherwise stated, the address of all directors and executive officers is c/o Essex Property Trust, Inc., 1100 Park Place, Suite 200, San Mateo, California 94403.

NAME	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP[1]	PERCENTAGE OF COMMON STOCK OUTSTANDING[2]
Incumbent Directors and Named Executive Officers		
GEORGE M. MARCUS[3]	1,959,498	2.97%
ANGELA L. KLEIMAN[4]	101,947	*
KEITH R. GUERICKE[5]	91,668	*
BARB M. PAK[6]	40,619	*
IRVING F. LYONS, III[7]	34,400	*
AMAL M. JOHNSON[8]	18,949	*
ANNE MORRISON[9]	18,031	*
MARY KASARIS[10]	17,619	*
MARIA R. HAWTHORNE[11]	9,208	*
JOHN V. ARABIA[12]	3,691	*
RYLAN K. BURNS[13]	3,521	*
ANNE B. GUST	1,191	*
All incumbent directors and executive officers as a group (12 persons)[14]	2,300,342	3.47%
5% or greater stockholders		
The Vanguard Group, Inc.[15] 100 Vanguard Blvd. Malvern, PA 19355	10,216,493	15.8%
Cohen & Steers, Inc.[16] 1166 Avenue of the Americas, 30th Floor New York, NY 10036	6,648,555	10.3%
BlackRock, Inc.[17] 50 Hudson Yards New York, NY 10055	6,467,763	10.0%
State Street Corporation[18] One Congress Street, Suite 1 Boston, MA 02111	5,172,350	8.0%
T. Rowe Price Associates, Inc.[19] 1307 Point Street, Baltimore, MD 21231	3,321,818	5.2%

* Less than 1%.

(1) Mr. Marcus, certain officers and directors of the Company and certain other entities and investors own limited partnership interests in Essex Portfolio, L.P., a California limited partnership (the "operating partnership" or "EPLP"), which, as of the Record Date, aggregated to approximately a 3% limited partnership interest. As of the Record Date, the Company had an approximately 97% general partnership interest in the operating partnership. The limited partners of the operating partnership share with the Company, as general partner, in the net income or loss and any distributions of the operating partnership. Pursuant to the partnership agreement of the operating partnership, limited partnership interests can be exchanged into shares of Common Stock.

(2) With respect to shares of Common Stock, assumes the exchange of the limited partnership interests (including LTIP Units) in the operating partnership and in other entities (such as DownREITs) held by such person, if any, into shares of Common Stock. The total number of shares outstanding used in calculating this percentage assumes that none of the limited partnership interests or vested options held by other persons are exchanged or converted into shares of Common Stock and is based on 64,477,129 shares of Common Stock outstanding as of the Record Date. If all outstanding director and officer limited partnership interests (including LTIP Units) in the operating partnership, and vested options, were exchanged for shares of Common Stock that would result in an additional 1,835,147 outstanding shares of Common Stock.

(3) Includes 960,154 shares of Common Stock that may be issued upon the exchange of Mr. Marcus' limited partnership interests in the operating partnership and certain other partnerships. Includes 301,597 shares and 15,941 shares of Common Stock that may be issued upon the exchange of all the limited partnership interests in the operating partnership held by the Marcus & Millichap Company ("MMC") and Essex Portfolio Management Company ("EPMC") as well as 66,575 shares of Common Stock that may be issued upon the exchange of all DownREIT interests held by MMC Investments, LLC ("MMCI") and 234,306 shares of Common Stock that may be issued upon the exchange of all DownREIT interests held by SAC Redwood City Venture, LLC ("SACRCV"). Also includes 137,000 shares of Common Stock held by MMC, 31,443 shares of Common Stock held in an individual retirement account, 18,000 shares held by the MMC Foundation, and 4,000 shares of Common Stock held by Mr. Marcus' children. Mr. Marcus is a principal stockholder of each of MMC, EPMC, and MMCI and may be deemed to own beneficially, and to share the voting and dispositive power of 773,419 shares of Common Stock (including shares issuable upon exchange of limited partnership or DownREIT interests). Mr. Marcus disclaims beneficial ownership of (i) all shares and limited partnership or DownREIT interests held by MMC, the MMC Foundation and MMCI, and (ii) 6,376 shares of Common Stock that may be issued upon conversion of limited partnership interests held by EPMC. In connection with a loan facility led by Comerica Bank, MMC has pledged to Comerica 125,574 shares of Common Stock.

(4) Includes 11,331 shares of Common Stock that may be issued upon the exchange of all of Ms. Kleiman's limited partnership interests in the operating partnership. Includes 68,644 shares of Common Stock subject to options that are exercisable within 60 days of the Record Date.

(5) Includes 66,519 shares of Common Stock that may be issued upon the exchange of all of Mr. Guericke's limited partnership interests in the operating partnership. Also includes 8,425 shares of Common Stock subject to options that are exercisable within 60 days of the Record Date. In connection with a loan obtained from Morgan Stanley, Mr. Guericke has pledged to Morgan Stanley 15,101 shares of Common Stock.

(6) Includes 28,380 shares of Common Stock subject to options that are exercisable within 60 days of the Record Date.

(7) Includes 24,639 shares of Common Stock subject to options that are exercisable within 60 days of the Record Date. 585 shares are held in a family trust as to which Mr. Lyons has the power to dispose and vote the shares.

(8) Includes 15,258 shares of Common Stock subject to options that are exercisable within 60 days of the Record Date. Also includes 500 shares of Common Stock held in family trust as to which Ms. Johnson has the power to dispose and vote the shares.

(9) Includes 11,151 shares of Common Stock subject to options that are exercisable within 60 days of the Record Date.

(10) Includes 14,808 shares of Common Stock subject to options that are exercisable within 60 days of the Record Date. 450 shares are held in a family trust as to which Ms. Kasaris has the power to dispose and vote the shares.

(11) Includes 6,130 shares of Common Stock subject to options that are exercisable within 60 days of the Record Date.

(12) Includes 2,500 shares of Common Stock held in family trust as to which Mr. Arabia has the power to dispose and vote the shares.

(13) Includes 1,289 shares of Common Stock subject to options that are exercisable within 60 days of the Record Date.

(14) Includes 1,656,423 shares of Common Stock that may be issued upon the exchange of all of the executive officers' and directors' limited partnership interests in the operating partnership and certain other partnerships and 178,724 shares of Common Stock subject to options that are exercisable within 60 days of the Record Date.

(15) As reported on a Schedule 13G/A filed February 13, 2024, The Vanguard Group, Inc. stated that it has shared voting power over 134,090 shares, sole dispositive power over 9,891,593 shares and shared dispositive power over 324,900 shares.

(16) As reported on a Schedule 13G/A filed August 7, 2025, Cohen & Steers, Inc. stated that it has sole voting power over 4,949,875 shares and sole dispositive power over 6,648,555 shares.

(17) As reported on a Schedule 13G/A filed January 24, 2024, BlackRock, Inc. stated that it has sole voting power over 5,941,936 shares and sole dispositive power over 6,467,763 shares.

(18) As reported on a Schedule 13G/A filed October 16, 2024, State Street Corporation stated that it has shared voting power over 3,582,793 shares and shared dispositive power over 5,172,064 shares.

(19) As reported on a Schedule 13G filed August 14, 2025, T. Rowe Price Associates, Inc. stated that it has sole voting power over 3,277,567 shares and sole dispositive power over 3,321,433 shares.



PROPOSAL 1

Election of Directors

At the Annual Meeting, the following individuals are each nominated for election as directors to serve until the annual meeting of stockholders in 2027 and until their successors are duly elected and qualified: John V. Arabia, Keith R. Guericke, Anne B. Gust, Maria R. Hawthorne, Amal M. Johnson, Mary Kasaris, Angela L. Kleiman, Irving F. Lyons, III, and George M. Marcus. Each of the nominees is currently a director of the Company. Each of the nominees has consented, if elected as a director of the Company, to serve until his or her term expires.

The Board believes that each such nominee will stand for election and will serve if elected as a director. However, in the event that any nominee is unable or unwilling to serve as a director at the time of the Annual Meeting, the discretionary authority provided in the proxy will be exercised by the proxy holders to vote for a substitute or substitutes nominated by the Board, or the Board, on the recommendation of the Nominating Committee, may reduce the size of the Board and the number of nominees.

The Board unanimously recommends that the stockholders vote **"FOR"** the election of all nominees named above.



Information Regarding 2026 Director Nominees

The following table and charts set forth information as of the Record Date with respect to the incumbent directors who are standing for re-election at the Annual Meeting. Effective as of May 12, 2026, the composition of the committees will be as shown below.

DIRECTOR NOMINEES	AGE	DIRECTOR SINCE	COMMITTEE MEMBERSHIP: AUDIT	COMMITTEE MEMBERSHIP: COMPENSATION	COMMITTEE MEMBERSHIP: NOMINATING
JOHN V. ARABIA IND Board Director	56	2024	■		
KEITH R. GUERICKE IND Vice Chairman of the Board	77	1994			■
ANNE B. GUST IND Board Director	67	2024			■
MARIA R. HAWTHORNE IND Board Director	66	2020	■	■	
AMAL M. JOHNSON IND Board Director	73	2018		□	
MARY KASARIS IND Board Director	70	2018	□		
ANGELA L. KLEIMAN Chief Executive Officer and President	55	2022			
IRVING F. LYONS, III IND Lead Independent Director	76	2014		■	□
GEORGE M. MARCUS IND Chairman of the Board	84	1994			

■ Member

□ Chairperson

IND Independent within the meaning of applicable NYSE listing standards and SEC rules



Board Experience and Skills

The following Experience and Skills Matrix summarizes the qualifications and experience of our nine director nominees. For additional information on our nominees, see “Proposal 1: Election of Directors” beginning on page 17.

SKILL ASSESSMENT	MR. ARABIA	MR. GUERICKE	MS. GUST	MS. HAWTHORNE	MS. JOHNSON	MS. KASARIS	MS. KLEIMAN	MR. LYONS	MR. MARCUS
Financial Expertise	✔	✔		✔	✔	✔	✔	✔	✔
Capital Markets Experience	✔	✔		✔	✔	✔	✔	✔	✔
Corporate Governance Expertise	✔	✔	✔	✔	✔		✔	✔	✔
Government Relations Experience		✔	✔	✔			✔	✔	✔
Public Company CEO Experience	✔	✔		✔	✔		✔	✔	✔
Real Estate Operations and/or Development	✔	✔	✔	✔		✔	✔	✔	✔
Strategic Planning and Oversight	✔	✔		✔	✔	✔	✔	✔	✔
Risk Management	✔		✔	✔		✔	✔		
Technology, Cybersecurity, Innovation, and Artificial Intelligence					✔		✔		
Sustainability and Climate-Related Oversight	✔		✔	✔			✔		

The charts presented below represent a snapshot of skills information regarding the proposed composition of the Board following the Annual Meeting, assuming the election of the nine director nominees.

Financial Expertise


89%

Corporate Governance Expertise


89%

Public Company CEO Experience


78%

Risk Management


56%

Sustainability


44%



2026 Director Nominees

Certain biographical information about the director nominees is furnished below, highlighting each director nominee's specific experience, qualifications, attributes and skills that led the Board to the conclusion that each should serve as a director.



John V. Arabia

DIRECTOR

Director Since: 2024

Age: 56

Committee Membership: Audit

Experience & Education:

- Joined the Essex Board in January 2024
- Founded Taylor Vance, LLC in 2023 and continues to serve as its CEO.
- Served as President and Chief Executive Officer of Sunstone Hotel Investors, Inc. (NYSE: SHO) from 2015 to 2021, and previously served as President from 2013 to 2015 and Chief Financial Officer and EVP of Corporate Strategy from 2011 to 2013
- Previously served as Managing Director of Green Street Advisors' real estate research team after joining Green Street in 1997
- Before Green Street, served as Consulting Manager at EY Kenneth Leventhal in the firm's west coast lodging consulting practice
- Received a Bachelor of Science degree in Hotel Administration from Cornell University, earned his Certified Public Accountant certification from the State of Illinois and holds a Master of Business Administration in Real Estate/ Accounting from the University of Southern California

Memberships:

- Member, Board of Directors of Janus Living, Inc. (NYSE: JAN)
- Former Member, Board of Directors of Sunstone Hotel Investors, Inc. (NYSE: SHO)
- Former Member, Board of Directors and Investment and Oversight Committee, and Former Chair of the Nominating and Corporate Governance Committee of Education Realty Trust, Inc. (NYSE: EDR)

Qualifications and Expertise Highlights:

- Extensive knowledge and experience in real estate development, management and hospitality



Keith R. Guericke

DIRECTOR

Director Since: 1994

Age: 77

Committee Membership: Executive, Nominating

Experience & Education:

- Vice Chairman of the Essex Board
- President and Chief Executive Officer of Essex from 1988 through 2010
- Joined Essex's predecessor in 1977 to focus on investment strategies and portfolio expansion
- Prepared Essex for its initial public offering in 1994
- Began career with Kenneth Leventhal & Company, a CPA firm noted for its real estate expertise
- Bachelor of Science degree in Accounting from Southern Oregon College

Memberships:

- Member, Board of Directors of Century Communities, Inc. (NYSE: CCS)
- Former Member, Nareit
- Former Member, Board of Directors of American Residential Properties, Inc.

Qualifications and Expertise Highlights:

- Over 40 years with the Company and former CEO of Essex
- Extensive knowledge of the real estate industry
- Strong relationships with Essex's executives and with executives and senior management at real estate companies throughout the United States

---



Anne B. Gust

DIRECTOR

Director Since: 2024

Age: 67

Committee Membership: Nominating

Experience & Education:

- Joined the Essex Board in January 2024
- Served as Special Counsel to the Governor of the State of California from 2011 to 2019, after serving as Special Counsel to the Attorney General of the State of California from 2007 to 2011
- Served in various legal and management roles at The Gap, Inc. (NYSE: GPS) from 1991 to 2005, including as Executive Vice President and Chief Administrative Officer from 2000 to 2005 and prior to that, as General Counsel and Corporate Secretary
- Previously was an attorney at the law firms of Orrick, Herrington & Sutcliffe LLP and Brobeck, Phleger & Harrison LLP
- Received a Bachelor of Arts from Stanford University and earned a Juris Doctor degree from the University of Michigan

Memberships:

- Former Member, Board of Directors of Jack in the Box Inc. (NASDAQ: JACK)

Qualifications and Expertise Highlights:

- Extensive legal and administrative experience advising large corporations
- Strong experience with California legislative process



Maria R. Hawthorne

DIRECTOR

Director Since: 2020

Age: 66

Committee Membership: Audit, Compensation

Experience & Education:

- Joined Essex's Board in March 2020
- Previously held various positions of escalating responsibility at PS Business Parks since joining in 1994 until its acquisition by affiliates of Blackstone Real Estate in July 2022, including Interim Chief Operating Officer from January 2022 to July 2022, President and Chief Executive Officer from August 2015 through August 2020, Acting Chief Financial Officer from September 2017 to September 2018, and Chief Administrative Officer from July 2013 to August 2015
- General Manager, Leasing Director and Property Manager at American Office Park Properties from 1988 to 1994
- Received Bachelor of Arts degree in International Relations from Pomona College

Memberships:

- Member, Board of Directors and Audit Committee Chair of ASGN, Incorporated (NYSE: ASGN)
- Member, Board of Trustees of Public Storage (NYSE: PSA)
- Former Member, Executive Board of Nareit

Qualifications and Expertise Highlights:

- Extensive experience in management with publicly traded real estate companies

---



Amal M. Johnson

DIRECTOR

Director Since: 2018

Age: 73

Committee Membership: Compensation Chair

Experience & Education:

- Joined Essex's Board in February 2018
- Executive Chairperson of Author-it Software Corporation from March 2012 to October 2016
- Chairperson of MarketTools, Inc. from August 2008 to January 2012 and Chief Executive Officer from March 2005 to August 2008
- Venture Partner at ComVentures L.P. from April 2004 to March 2005
- General Partner at Lightspeed Venture Partners from March 1999 to March 2004
- Held various management positions at Baan Supply Chain Solutions and its affiliates, including:
  - President of Baan Supply Chain Solutions from January 1998 to December 1998
  - President of Baan Affiliates from January 1997 to December 1997
  - President of Baan Americas from October 1994 to December 1996
- President of ASK Manufacturing Systems from August 1993 to July 1994
- Held executive positions at IBM from 1977 to June 1993
- Received Bachelor of Science degree in Mathematics from Montclair State University and studied computer science at Stevens Institute of Technology Graduate School of Engineering

Memberships:

- Member, Board of Directors of Intuitive Surgical Inc. (NASDAQ: ISRG)
- Former Member, Board of Directors of CalAmp Corp. (NASDAQ: CAMP)
- Former Member, Board of Directors of Mellanox Technologies, Ltd. (acquired by Nvidia Corporation (NASDAQ: NVDA))

Qualifications and Expertise Highlights:

- Extensive knowledge of technology, management and operations in both public and private companies



Mary Kasaris

DIRECTOR

Director Since: 2018

Age: 70

Committee Membership: Audit Chair

Experience & Education:

- Joined Essex's Board in September 2018
- Ms. Kasaris is in business (through her wholly owned Elevate90x, LLC) to train bankers and consult with banks
- Previously served as Senior Executive Managing Director at First Republic Bank from 2021 until 2023, which was acquired by JPMorgan Chase Bank in 2023, after serving as Regional Managing Director for the San Francisco Bay Area's Peninsula/Silicon Valley Region from 1996 until 2021, and served on First Republic Bank's Executive Loan Committee
- Held various positions at Bank of America, including Head of Private Banking in the Peninsula/ Silicon Valley Region
- Holds a Master of Business Administration from Golden Gate University and a Bachelor of Science degree from the University of California, Berkeley

Memberships & Honors:

- Former Member, Board of Directors of The Elios Charitable Foundation
- Honored as one of the 100 Most Influential Women in 2016 by the San Francisco Business Times

Qualifications and Expertise Highlights:

- Significant experience in real estate, lending and finance matters

---



Angela L. Kleiman

DIRECTOR

Director Since: 2022

Age: 55

Committee Membership: Executive

Experience & Education:

- Chief Executive Officer and President of Essex
- Chief Operating Officer and Senior Executive Vice President of Essex from January 2021 to March 2023
- Chief Financial Officer and Executive Vice President of Essex from October 2015 to December 2020
- Prior to joining Essex in 2009, Ms. Kleiman was a Senior Equity Analyst and Vice President of Investor Relations at Security Capital, where she was responsible for over $2 billion of the firm's REIT investments and all client communications. As a Vice President with J.P. Morgan Real Estate & Lodging Investment Banking Group, Ms. Kleiman advised senior management and boards in strategic business platforms and capital markets transactions. Ms. Kleiman began her career in real estate development management in 1991.
- Received Bachelor of Science degree from Northwestern University
- Received Master of Business Administration from Kellogg School of Management of Northwestern University

Memberships:

- Member, Board of Directors of Rexford Industrial Realty, Inc. (NYSE: REXR)
- Member, Nareit
- Member, National Multifamily Housing Council

Qualifications and Expertise Highlights:

- Extensive knowledge of investment, financial and operating matters of Essex
- Responsible for overall transaction management including leading negotiations of the merger agreement, pricing/valuations and joint venture equity originations in connection with the merger with BRE Properties, Inc., which was successfully completed in April 2014
- Grew Essex's Private Equity platform from $750 million to $3 billion in gross assets as head of the Private Equity Group of Essex
- Led transformation of Company balance sheet, achieving rating upgrades to BBB+ from S&P and Baa1 from Moody's



Irving F. Lyons, III

DIRECTOR

Director Since: 2014

Age: 76

Committee Membership: Compensation, Nominating Chair, Executive

Experience & Education:

- Vice Chairman of Prologis, Inc. (NYSE: PLD) from 2001 through May 2006
- Chief Investment Officer of Prologis, Inc. from March 1997 to December 2004
- Former Managing Partner, King & Lyons, a San Francisco Bay Area industrial real estate development and management company
- Holds a Master in Business Administration from Stanford University and a Bachelor of Science in Industrial Engineering and Operations Research from the University of California at Berkeley

Memberships:

- Lead Director, Board of Directors of Prologis, Inc.
- Former Member, Board of Directors of Equinix, Inc. (NASDAQ: EQIX)
- Former Member and Chairman, Board of Directors of BRE Properties, Inc. (acquired by Essex in 2014)

Qualifications and Expertise Highlights:

- Management and investment experience with publicly traded real estate companies
- Extensive involvement in Bay Area real estate development and management

---



George M. Marcus

DIRECTOR, CHAIR

Director Since: 1994

Age: 84

Committee Membership: Executive Chair

Experience & Education:

- Founder and Chairman of Essex and Essex's predecessor
- Founded Greater Bay Bancorp with other original founders (acquired by Wells Fargo & Company in 2007)
- Founder of The Marcus & Millichap Company, the parent company of a diversified group of real estate service, investment and development firms including SummerHill Homes, Pacific Urban Investors, and Meridian
- Received Bachelor of Science degree in Economics from San Francisco State University
- Graduate of the Harvard Business School of Owners / Presidents Management Program and the Georgetown University Leadership Program

Memberships & Honors:

- Chairman, Board of Directors of Marcus & Millichap Company
- Co-Chairman, Board of Directors of Marcus & Millichap, Inc. (NYSE: MMI)
- Member, Real Estate Roundtable of the University of California, Berkeley, Fisher Center for Real Estate & Urban Economics at the University of California, Berkeley and the Urban Land Institute
- Honored as Alumnus of Millennium by San Francisco State University in 1999, and received honorary doctorate degrees from San Francisco State University and American College of Greece
- Inducted into the Bay Area Council's Business Hall of Fame in 2022

Qualifications and Expertise Highlights:

- Extensive knowledge of Essex as its Founder
- Brings outstanding leadership and vision to Essex
- Extensive knowledge of and network within the real estate industry



Board and Corporate Governance Matters

Meetings of the Board of Directors

During 2025, the Board held four formal meetings. Each director attended (whether in person, virtually, or telephonically) at least 75% of the total number of the meetings of the Board and meetings of each committee of the Board on which he or she served. In 2025, the Board had three key standing committees: the Audit Committee, the Compensation Committee, and the Nominating Committee. From time to time, the Board also utilizes an Executive Committee.

Annual Meeting of Stockholders

The Company encourages, but does not require, its Board members to attend the annual meeting of stockholders. All of the Company's incumbent directors who were serving on the Board at such time attended the 2025 annual meeting of stockholders.

Committees of the Board of Directors

Audit Committee

Number of Meetings in 2025: **5**



JOHN V. ARABIA



MARIA R. HAWTHORNE



MARY KASARIS (CHAIR)

Independence under NYSE Rules:

YES

all members

- Oversees the financial accounting and reporting processes of the Company, including (i) the integrity of our financial statements; (ii) our compliance with legal and regulatory requirements; (iii) our public accountant's qualifications and independence; and (iv) the performance of our internal audit function and public accountants.
- Recommends the appointment of an independent registered public accounting firm to audit the financial statements of the Company for the fiscal year for which they are appointed and reviews the compensation of the auditors.
- Reviews audit reports and takes such action as may be deemed appropriate with respect to such audit reports.
- Monitors the effectiveness of the audit effort, the Company's financial and accounting organization and its system of internal controls over financial reporting, and reviews any complaints received by the Company regarding accounting, internal accounting controls or auditing matters.
- Oversees enterprise level risk management strategy and plan with a goal of monitoring key enterprise risks related to information technology, artificial intelligence, cybersecurity, data protection, data privacy, risks related to sustainability matters, and other major financial faced by the Company.
- Reviews cyber risks including, but not limited to, those associated with artificial intelligence, with senior management at every Audit Committee meeting. The Company has not had any material cyber breaches nor incurred any material expenses in connection with cyber breaches since 2016.
- Operates under a written charter, which may be viewed at the Company's website at https://www.essex.com.
- The Board has determined that all Audit Committee members:
  - are "audit committee financial experts" in accordance with SEC regulations and meet the independence, experience and financial literacy requirements of the NYSE and Section 10A of the Securities Exchange Act of 1934, as amended (the "Exchange Act").
  - have no financial or personal ties to the Company (other than the director compensation and equity ownership described in this proxy statement); and
  - are financially literate.
- The Board has limited the number of audit committees of public companies on which a current member of the Company's Audit Committee can simultaneously serve to three committees.

Compensation Committee

Number of Meetings in 2025: **3**



MARIA R. HAWTHORNE



IRVING F. LYONS, III



AMAL M. JOHNSON (CHAIR)

Independence under NYSE Rules:

YES

all members

- Establishes and reviews annually the Company's general compensation policies applicable to the Company's executive officers.
- Reviews and approves the level of compensation of the CEO and other executive officers of the Company. The Compensation Committee retained Mercer LLC ("Mercer") in its capacity as an independent compensation consultant to assist the Compensation Committee with its responsibilities related to the Company's executive compensation programs in 2025. Additional information concerning Mercer and its services is set forth under "Executive Compensation — Compensation Discussion and Analysis."
- Reviews and advises the Board concerning the performance of the CEO and other employees whose compensation is within the review jurisdiction of the Compensation Committee, reviews and advises the Board concerning regional and industry-wide compensation practices and trends, and recommends benefit plans from time to time.
- Administers the Company's 2018 Stock Award and Incentive Compensation Plan (the "Incentive Award Plan").
- Oversees the administration of the Company's compensation recovery policy.
- Operates under a written charter which may be viewed at https://www.essex.com.
- The Board has delegated authority to the CEO to grant equity awards under the Incentive Award Plan to Company employees (other than executive officers) in accordance with guidelines as to the number restricted stock to be granted to particular categories of employees. The CEO is to report all grants of equity awards made pursuant to this delegation to the Compensation Committee.

Nominating and Corporate Governance Committee

Number of Meetings in 2025: **2**



KEITH R. GUERICKE



ANNE B. GUST



IRVING F. LYONS, III (CHAIR)

Independence under NYSE Rules:

YES

all members

- Assists the Board in selecting nominees for election to the Board, monitors the composition of the Board and advises the Board on candidates for the position of CEO.
- Considers and makes recommendations to the Board regarding any stockholder recommendations for candidates to serve on the Board. While there is no formal process for consideration of stockholder recommendations, the Nominating Committee believes that the informal process allows for sufficient consideration of any proposed nominees. The Nominating Committee periodically reviews whether a more formal policy should be adopted. Stockholders wishing to recommend candidates for consideration by the Nominating Committee may do so by following the procedures set forth below under the heading "Deadline for Receipt of Stockholder Proposals."
- Operates under a written charter which may be viewed at https://www.essex.com.
- In reviewing potential candidates for the Board, the Nominating Committee considers the individual's real estate experience, along with experience in business, finance, administration and/or corporate governance, including as a current or former officer, board member or senior executive of a publicly held company, the needs of the Company for an additional or replacement director, the personality of the candidate, the candidate's interest in the business of the Company, the unique background and perspective that the candidate would bring to the Board, as well as numerous other subjective criteria. Of greatest importance is the individual's integrity, willingness to get involved and ability to bring to the Company experience and knowledge in areas that are most beneficial to the Company. The Board intends to continue to evaluate candidates for election to the Board on the basis of the foregoing criteria, including with respect to nominees recommended by a stockholder.
- Reviews current trends and practices in corporate governance, including regular updates from management on sustainability initiatives, and recommends to the Board the adoption of programs pertinent to the Company.
- Oversees engagement with stockholders, including on sustainability matters.

The Executive Committee

Number of Meetings in 2025: **0**



KEITH R. GUERICKE



IRVING F. LYONS, III



ANGELA L. KLEIMAN



GEORGE M. MARCUS (CHAIR)

- Has such authority as is delegated by the Board, including, but not limited to, the power, within certain parameters, to authorize the execution of certain contracts and agreements with unaffiliated parties, including, with respect to the acquisition, development and disposition of certain of the Company's investments.

Lead Independent Director; Board Leadership Structure and Role in Risk Management

The Company has maintained a leadership structure of different individuals serving as the Chairman and the Chief Executive Officer since its initial public offering in 1994 in recognition of the differences between the two roles. The Chairman is responsible for effectively leading the Board in providing oversight and direction to the Company's management. The responsibility of the Chief Executive Officer is to oversee the day-to-day execution of the Company's business strategy. This separation of the roles of Chairman and Chief Executive Officer allows for greater oversight of the Company by the Board.

GEORGE M. MARCUS

Chairman

The Chairman is Mr. Marcus, who is a founder of the Company and retains an approximately 3% ownership interest. Mr. Marcus has extensive knowledge of the Company and the real estate industry, and the Company believes that because of his background and experience, he is able to serve as an effective Chairman. Mr. Marcus is involved in many other business and philanthropic activities.

ANGELA L. KLEIMAN

Chief Executive Officer

Ms. Kleiman's responsibility as the Company's Chief Executive Officer is to oversee the day-to-day execution of the Company's business strategy. The Board has determined that the Company's Board leadership structure is the most appropriate at this time, given the specific characteristics and circumstances of the Company, and the unique skills and experience of Mr. Marcus and Ms. Kleiman.

IRVING F. LYONS, III

Lead Independent Director

The Board has designated, in accordance with NYSE corporate governance listing standards, Irving F. Lyons, III as the lead independent director responsible for leading executive sessions of the Company's non-management directors.

With respect to the Board's role in the risk oversight of the Company, the Board conducts an annual review of enterprise level risks, including sustainability and cyber risks, and mitigation strategies. Additionally, the Board has promulgated internal Company policies that set forth which transactions may require the prior approval of the Board or a committee of the Board and which transactions may proceed with management authorization and without any such prior Board approval. These Board policies cover transactions in the following areas: financings, acquisition, development, redevelopment, dispositions, other investments and general corporate activities. Generally, these policies set forth a specified dollar threshold and if a transaction exceeds that threshold, the prior approval of the Board or a committee of the Board is required. By requiring the prior approval of larger transactions, which generally may involve more risk to the Company simply due to the transaction size, the Board seeks to provide risk oversight of the Company. The Board has promulgated a corporate investment policy that establishes guidelines with respect to investment of the Company's funds; such guidelines cover the required qualifications of outside investment managers and the types and concentration limits of investment securities that are authorized for investment. The Compensation Committee has determined that the pay policies and practices of the Company are not reasonably likely to have a material adverse effect on the Company. Also, related party transactions are generally reviewed by the Audit Committee. See "Certain Relationships and Related Person Transactions – Policies and Procedures with Respect to Related Person Transactions."

Upon the recommendation of the Nominating Committee, the Board nominated the following incumbent directors for election at the Annual Meeting: Mr. Arabia, Mr. Guericke, Ms. Gust, Ms. Hawthorne, Ms. Johnson, Ms. Kasaris, Ms. Kleiman, Mr. Lyons, and Mr. Marcus.

Director Independence

Under independence standards established by the Board, which reflect the NYSE director independence standards as currently in effect, a director does not qualify as independent unless the Board affirmatively determines that the director has no material relationship with the Company, either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company. The Board considers such facts and circumstances as it deems relevant to the determination of director independence.

The Board has determined that the following directors have no material relationship with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company), and each is independent within the meaning of independence as set forth in the rules of the NYSE: John V. Arabia, Keith R. Guericke, Anne B. Gust, Maria R. Hawthorne, Amal M. Johnson, Mary Kasaris, Irving F. Lyons, III, and George M. Marcus. This represents eight of our nine current directors and director nominees. Ms. Kleiman (our President and Chief Executive Officer) is the only current director who is not independent within the meaning of applicable NYSE director independence standards.



8 of 9

DIRECTORS ARE INDEPENDENT

In determining the independence of Mr. Marcus, the Board considered the matters that refer to Mr. Marcus set forth under “Certain Relationships and Related Person Transactions” below. The Board also considered the directors’ ownership of Essex equity securities and determined, in accordance with principles of the NYSE listing standards, that such ownership is not inconsistent with a determination of independence.

In determining the independence of Mr. Guericke, the Board considered the time that has elapsed since (i) his retirement as an executive officer of the Company effective January 1, 2011 and (ii) the conclusion of his subsequent part-time employment with the Company, which ended on January 31, 2022, in each case in accordance with NYSE director independence standards.

Director Tenure and Board Refreshment

Led by our Nominating Committee, our Board seeks to maintain a board that, taken as a whole, has the objectivity and mix of skills, background, reputation and experience to provide comprehensive and effective oversight of the Company’s strategic, operational and compliance risks, as well as the knowledge, ability and independence to deliver the high standard of governance expected by our stockholders. The Nominating Committee believes that ongoing board refreshment is important to maintain an appropriate mix of skills and provide fresh perspectives while leveraging the institutional knowledge and historical perspective of the Board’s longer-tenured members. The Nominating Committee is focused on board refreshment, with a specific focus on expanding the expertise of the Board.

The Board is mindful that director tenure can be relevant to the Board’s performance. In this regard, the Board includes some longer-serving directors with significant experience and institutional knowledge who bring critical skills to the boardroom. Such longer-serving directors have a deep understanding of the Company’s business and strategy, provide historical context in Board deliberations, and enhance Board dynamics and the Board’s relationship with management. The tenure of our non-management directors averages 12.5 years.

In particular, the Board believes that Messrs. Marcus and Guericke, who have held various positions of senior leadership in the Company since its initial public offering in 1994, are a significant strength of the Board. Under their combined leadership, the Company has generated one of the highest total stockholder returns in the REIT industry over that period. Accordingly, while director tenure is taken into consideration when making nomination decisions, the Board believes that imposing limits on director tenure would unnecessarily deprive it of the valuable contributions of its most experienced members.

Director Evaluations

The Board and each committee of the Board conduct an annual self-evaluation of their respective performance to assess whether it, its directors, and its standing committees are functioning effectively. Each director is also asked to provide, on an annual basis, individual assessments, feedback on the competencies and skills of other directors, and feedback on Board and committee effectiveness. The focus of the assessments, which in 2025 included both written questionnaires and interviews, is on the contribution of the Board to the Company as a whole, each individual director's competencies, skills, and contribution to the work of the Board and its committees, and areas in which the Board and/or management believes improvement may be desirable. The results of the self-evaluations, with an assessment of the Board's performance, are summarized and discussed with the Nominating Committee and the full Board. Since 2022, the Nominating Committee, in consultation with the Lead Director, has periodically engaged a third party to participate in the evaluation process.

Stockholder Nominees-Proxy Access

The Company's stockholders possess the right to nominate candidates to the Board through proxy access provisions of the Bylaws. The Company's Bylaws permit a stockholder, or a group of up to 20 stockholders, owning at least 3% of the outstanding shares of Common Stock continuously for at least the prior three years, to nominate for election to the Board, and include in the Company's proxy materials for its annual meeting of stockholders, director nominees constituting up to the greater of two individuals or 20% of the Board (rounding down to the closest whole number), all subject to additional eligibility, procedural and disclosure requirements set forth in the Bylaws. The foregoing is a summary of Section 2.13 of the Bylaws and is qualified in its entirety by the text of that section. For additional information, see "Deadline for Receipt of Stockholder Proposals — Proxy Access Nominations."

Stockholder Power to Amend Bylaws

The Bylaws also permit the stockholders of the Company to amend the Bylaws by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock, pursuant to a binding proposal submitted by any stockholder or group of up to five stockholders holding at least one percent of the outstanding shares of Common Stock for at least one year, all subject to certain notice, procedural and disclosure requirements and other limitations set forth in the Bylaws. Before this amendment was adopted, the Bylaws provided that the Board had the exclusive right to amend the Bylaws, as permitted by Maryland law.

Stockholder Engagement

The Company has proactive ongoing dialogue with its stockholders with respect to important corporate governance matters. We consider our relationship with our stockholders to be an important part of the Company's success and we value the perspectives of our investors. During 2025, our management team reached out to stockholders who collectively held approximately 70% of the Company's outstanding shares of Common Stock for the purpose of discussing the Company's practices and policies with respect to governance, compensation practices and sustainability matters. These discussions addressed governance matters including, among others, board composition and refreshment, executive compensation, and sustainability issues. The feedback from stockholders was conveyed to and discussed with the Nominating Committee and the full Board. The goal of these discussions was to ensure that management and the Board understood and considered the issues that matter most to our stockholders and to enable the Company to address them effectively. In addition to conversations with our stockholders, the Company receives correspondence throughout the year from stockholders and stockholder advocacy groups and, if appropriate, responds and/or shares such correspondence with the Nominating Committee and the full Board whenever requested or otherwise appropriate. The Company plans to take a similar approach in 2026 by maintaining a dialogue with its stockholders with respect to such matters.

Communication with Directors

The Company endeavors to ensure that the views of stockholders and other interested parties are heard by the Board or individual directors, as applicable. Our corporate governance guidelines (which may be accessed at https://www.essex.com) provide that the identity of the lead independent director will be set forth in the annual meeting proxy statement, together with a method for interested parties to communicate directly with the lead independent director or with the non-management directors as a group. Stockholders or any other interested parties wishing to formally communicate with the Board, the lead independent director, non-management directors, or any individual directors may send communications directly to the lead independent director of the Board: Irving F. Lyons, III, Lead Independent Director, c/o Essex Property Trust, Inc., 1100 Park Place, Suite 200, San Mateo, California 94403.

Compensation Committee Interlocks and Insider Participation

During the year ended December 31, 2025, Ms. Johnson, Ms. Hawthorne, and Mr. Lyons served as members of our Compensation Committee. None of the members of our Compensation Committee is currently, or has been, an officer or employee of the Company. There were no insider participations or compensation committee interlocks among the members of our Compensation Committee during fiscal year 2025. Certain transactions and relationships between the Company and certain of its officers and directors are set forth below in the section titled "Certain Relationships and Related Person Transactions."

Relationships Among Directors or Executive Officers

There are no family relationships among any of the directors or executive officers of the Company.

Director Stock Ownership Guidelines

The Company encourages its non-employee directors to own shares of the Company's stock. In furtherance of this policy, the Company adopted guidelines setting a goal for each non-employee director to own a number of shares of the Company's stock equal in value to five times such director's annual cash retainer, in each case, as in effect as of, and based on the Company's stock price as of, January 1, 2010, or such later date that a director joined the Board. Directors are expected to achieve this goal within four years of joining the Board. The Nominating Committee may waive this requirement or modify this guideline under certain circumstances. As of December 31, 2025, all non-employee directors were in compliance with the stock ownership guidelines or had additional time within which to come into compliance with such guidelines.

Executive Officer Stock Ownership Guidelines

The Company encourages its executive officers to own shares of the Company's stock. In furtherance of this policy, the Company has set goals for executive officers to own a number of shares of the Company's stock equal in value to, with respect to the Chief Executive Officer, five times such individual's annual base salary, and, with respect to the Company's other executive officers, four times such individual's annual base salary, in each case, as in effect as of, and based on the Company's stock price as of, February 10, 2011, or such later date that an individual becomes an executive officer. Executive officers are expected to achieve this stock ownership goal no later than five years after becoming an executive officer. The Nominating Committee may waive this requirement or modify this guideline under certain circumstances. As of December 31, 2025, all executive officers were in compliance with the stock ownership guidelines or had additional time within which to come into compliance with such guidelines.

Stock ownership for purposes of compliance with our director and executive officer ownership guidelines includes all shares of our Common Stock held directly or indirectly, LTIP Units (to the extent fully earned) and time-based restricted stock units ("RSUs") (for the avoidance of doubt, any shares underlying performance-based awards will only be considered to the extent fully earned).



Director Compensation

Under the Company's director compensation program, each non-employee director of Essex was entitled to receive the following compensation under the Company's director compensation program:

- An annual equity grant of RSUs with a grant value equal to $170,000 for directors (other than the Chairman) and $300,000 for the Chairman of the Board. The number of RSUs is determined by dividing the foregoing value by the closing stock price on the grant date. Such annual RSU grants fully vest one year after the grant date.
- An annual cash retainer, paid quarterly, in the amount of $84,000 per year.
- A fee for the Lead Independent Director of $25,000 per year.
- A committee membership fee of $15,000 per year for members of the Audit Committee and $10,000 per year for members of the Nominating Committee and Compensation Committee.
- A committee chairman fee for the Chair of the Executive Committee of $6,000 per year, for the Chair of the Nominating Committee of $20,000 per year, for the Chair of the Compensation Committee of $22,000 per year, and for the Chair of the Audit Committee of $32,000 per year.

The Compensation Committee and the Board periodically review the total compensation for non-employee directors by assessing the compensation at similarly sized real estate investment trusts, and the Board chose to make no changes to our director compensation program effective for 2026.

Director Compensation Table —The table below summarizes the compensation the Company paid to directors for the year ended December 31, 2025. Ms. Kleiman is not included in the table below because she did not receive any additional compensation for services provided as a director in 2025.

NAME	FEES EARNED OR PAID IN CASH ($)	STOCK AWARDS ($)[(1)]	TOTAL ($)
JOHN V. ARABIA	99,000	170,000	269,000
KEITH R. GUERICKE	91,500	170,000	261,500
ANNE B. GUST	97,750	170,000	267,750
MARIA R. HAWTHORNE	106,500	170,000	276,500
AMAL M. JOHNSON	108,500	170,000	278,500
MARY KASARIS	118,500	170,000	288,500
IRVING F. LYONS, III	139,000	170,000	309,000
GEORGE M. MARCUS	90,000	300,000	390,000

(1) The assumptions used to calculate the value of the stock awards are set forth in Note 14 of the Notes to Consolidated Financial Statements in our Form 10-K for the year ended December 31, 2025, filed with the SEC on February 20, 2026 (the "2025 Form 10- K"). The Company stopped issuing options to our directors in 2024. As of December 31, 2025, each director had the following number of stock options (vested and unvested) then outstanding: John V. Arabia: 0 options; Keith R. Guericke: 8,425 options; Anne B. Gust: 0 options; Maria R. Hawthorne: 6,130 options; Amal M. Johnson: 15,258 options; Mary Kasaris: 14,808 options; Irving F. Lyons: 24,639 options; and George M. Marcus: 0 options, respectively. As of December 31, 2025, each director had the following number of RSUs then outstanding: John V. Arabia: 606 RSUs; Keith R. Guericke: 606 RSUs; Anne B. Gust: 606 RSUs; Maria R. Hawthorne: 606 RSUs; Amal M. Johnson: 606 RSUs; Mary Kasaris: 606 RSUs; Irving F. Lyons: 606 RSUs; and George M. Marcus: 1,069 RSUs, respectively.

Risk Assessment in Compensation Policies and Practices



The Compensation Committee, with the assistance of Company management, regularly considers the Company's compensation policies and practices to assess whether they encourage unnecessary or excessive risk taking. In 2025, the Compensation Committee considered, among other factors, the following risk-mitigating features of the Company's compensation programs: (i) a balanced mix of short- and long-term compensation (including salary, cash bonus, and time and performance based equity-based compensation); (ii) defined performance goals, including corporate and individual goals, and objectives that avoid excessive weight on a single performance measure; (iii) minimum stock ownership guidelines, which ensure that executive officers have a meaningful direct ownership stake in the Company and align executive officers with long-term stockholder interests; and (iv) restrictions on engaging in hedging transactions in the Company's securities.

Based on this assessment, the Company believes that its compensation policies and practices do not present risks that are reasonably likely to have a material adverse effect on the Company.



Compensation Discussion and Analysis

This Compensation Discussion and Analysis evaluates the compensation policies and programs for our named executive officers as determined under the SEC's executive compensation disclosure rules for 2025. The following table identifies our named executive officers for purposes of this Compensation Discussion and Analysis. Certain biographical information about the CFO, CIO, and CAO is furnished below. For biographical information on the CEO, please see page 23 in the section titled "Director Nominees".



Angela L. Kleiman, 55
Chief Executive Officer ("CEO") and President



Barb M. Pak, 48
Chief Financial Officer ("CFO") and Executive Vice President ("EVP")



Rylan K. Burns, 41
Chief Investment Officer ("CIO") and EVP



Anne Morrison, 45
Chief Administrative Officer ("CAO"), General Counsel and EVP



Barb M. Pak

CHIEF FINANCIAL OFFICER AND EXECUTIVE VICE PRESIDENT

Responsibilities at Essex:

- Oversees the following major departments: Capital Markets, Accounting, Tax, Treasury, Financial Planning & Analysis, Internal Audit, Portfolio Strategy and Data Analytics, Investor Relations, Investment Due Diligence, and Co-Investments
- Began serving as CFO in January 2021

Accomplishment Highlights:

- From February 2019 to December 2020 as Senior Vice President of Finance, oversaw the Co-Investments, Capital Markets, Financial Planning & Analysis, and Investor Relations departments
- In 2019, began managing the Co-Investment platform and successfully expanded existing relationships
- In 2017, began leading the Capital Markets division continuing to strengthen the Company's financial flexibility and access to capital

Past Experience and Education:

- Prior to joining Essex in 2012, Ms. Pak was a Portfolio Manager for Oak Hill REIT Management. Ms. Pak began her career at Green Street Advisors in 1999
- Received Bachelor of Science degree in Finance from the University of South Dakota

Professional Activities:

- Chartered Financial Analyst (CFA)
- Member, Nareit



Rylan K. Burns

CHIEF INVESTMENT OFFICER AND EXECUTIVE VICE PRESIDENT

Responsibilities at Essex:

- Oversees the Company's Investments and Asset Management departments, which includes acquisitions, development, structured finance, dispositions, underwriting and redevelopment
- Began serving as the Company's Chief Investment Officer in January 2024

Accomplishment Highlights:

- Joined Essex in 2019 to lead the Investor Relations department, and in 2021, began managing the Co-Investments platform, was responsible for the Company's portfolio allocation strategy, and has successfully negotiated over $3.0 billion of acquisitions, dispositions, and joint venture agreements

Past Experience and Education:

- Prior to joining Essex, Mr. Burns was responsible for making investment decisions in REIT stocks at Fidelity Investments beginning in 2009, and then became a portfolio manager at Millennium Investments, where he managed a portfolio of REIT investments
- Received Bachelor of Arts degree in Economics and Sociology from Amherst College

Professional Activities:

- Chartered Financial Analyst (CFA)
- Member, Nareit
- Member, Urban Land Institute
- Member, National Multifamily Housing Council



Anne Morrison

CHIEF ADMINISTRATIVE OFFICER, GENERAL COUNSEL AND EXECUTIVE VICE PRESIDENT

Responsibilities at Essex:

- Oversees all legal activities at the Company, which include: enterprise risk management, corporate governance, regulatory and compliance for property operations, and investment transaction negotiations; oversees human resources and sustainability, each of which include implementation, reporting and compliance
- Began serving as the Company's General Counsel in February 2020, and was promoted to Chief Administrative Officer in December 2023

Accomplishment Highlights:

- Joined Essex's Legal group in 2013, expanding her role from initially overseeing legal operations and litigation to overseeing the Legal Department, including the Legal Department's expansion to include enterprise risk management, sustainability matters and compliance, insurance placement and all human resources matters
- Oversaw the Company's compliance with complex regulatory requirements including evolving SEC regulations and legal disclosure rules, legislation impacting rent and other operational issues, as well as labor and employment issues; successful insurance placements; advancing sustainability initiatives

Past Experience and Education:

- Prior to joining Essex in 2013, Ms. Morrison was a practicing attorney at Nixon Peabody where she specialized in real estate litigation
- Received Bachelor of Science degree in Business Administration from California Polytechnic State University, San Luis Obispo
- Received Juris Doctorate from University of California, Los Angeles

Professional Activities:

- Member, California State Bar
- Member, Nareit Corporate Governance Council

Executive Summary

The primary objectives of the Company's executive officer compensation program are to:

- Attract, motivate and retain experienced, effective executives
- Direct the performance of those executives with clearly defined goals and measures of achievement
- Align the interests of management with the interests of the Company's stockholders

With regard to absolute levels of executive compensation and the Company's executive officer compensation program, the Compensation Committee periodically reviews relevant information about competitive pay levels and structures but also considers a number of other factors, as described in further detail in this Compensation Discussion and Analysis.

Pay For Performance and Key 2025 Compensation Decisions

The Compensation Committee views pay for performance as an important component of the Company's executive officer compensation philosophy. The Compensation Committee considered the Company's performance in 2025 in determining levels of executive officer compensation, including short-term and long-term incentive compensation. In furtherance of the Company's pay for performance philosophy, each year, the Board sets annual corporate goals that are generally designed to promote long-term stockholder value creation. These corporate goals are used as the basis for measuring management performance generally and, for 2025, against the companies in the FTSE Nareit Equity Apartment Index (the "Nareit Apartment Index", which is representative of REITs in the multifamily housing industry across the United States) and are a key consideration in granting both annual bonuses and long-term equity-linked or equity-based incentive awards.

- **Long-term awards with performance periods ended 2025 achieved 100% payout** — The Compensation Committee believes that a meaningful portion of executive pay should be based on the Company's performance relative to its peers. The Company's long-term restricted stock unit ("RSU") incentive awards that vest based on performance (the "Performance RSUs") granted in 2022 included "Performance and Service RSUs" which were subject to performance vesting based on both the achievement of the Company's total stockholder return ("TSR") and the Company's relative TSR against the Nareit Apartment Index during a three-year performance period (the "2022-2025 TSR Goals"), and "DIP RSUs" which were subject to performance vesting based on both the 2022-2025 TSR Goals and the gain or purchase price for the disposition of certain assets of the Company's real estate portfolio during the 2023 calendar year, as well as a one-year service based vesting condition. The Performance RSUs and DIP RSUs granted in 2022 achieved a 100% payout based on the Company's performance as shown by the following performance matrix:

		PERFORMANCE CRITERIA					
TOTAL STOCKHOLDER RETURN	WEIGHT	0% EARNED	50% EARNED	75% EARNED	100% EARNED	ACTUAL PERFORMANCE	% ACHIEVED
Relative to Nareit Apartment Index	50%	<-4.0 %	-4.0%	0.0%	4.0%	24.3%	100%
Absolute 3 Year	50%	<4.0 %	4.0%	8.0%	12.0%	31.7%	100%
Total	**100%**						**100%**

Nareit Apartment Index TSR	7.4%
Essex - 3 year cumulative TSR	31.7%
Essex (ESS) Relative Total Return	24.3%

Realized RSUs


33%
0%
79%
44%
100%
2021
2022
2023
2024
2025

- **Market-based based salary increases for named executive officer positions** — The Compensation Committee increased the base pay of the CEO by 5.5%, the CIO by 22%, and the CAO by 5% to more closely align with the market. The CIO's increase was driven in large part by his base salary for 2024 (which was his first year as CIO) being well below market for comparable positions. The Compensation Committee did not make any adjustments to base pay for the CFO for 2025. There are no increases to the base pay for the named executive officers in 2026.
- **Total cash bonuses reflect corporate and individual performance during 2025** — Our named executive officers received above-target annual bonuses which equated to an average of 153% of target based on achievement relative to the individual and corporate performance goals for 2025. The annual corporate goals are described in more detail in the section titled "Description of Individual Elements of Named Executive Officer Compensation".
- **Performance-based equity incentive awards make up a significant portion of named executive officer compensation** — For 2025, the percentage of executive target total compensation tied to long-term performance- and service-based incentive awards was 59% for our CEO and 49% for our other three NEOs, up from 53% for our CEO and 43% for our other NEOs from 2024, demonstrating the Company's continued drive to pay for performance. With respect to the equity awards granted to our executive officers in 2025, 85% of the long-term incentive awards are tied to performance metrics with the following two criteria: (1) 45% are tied to the achievement of the Company's TSR relative to the Nareit Apartment Index during a three-year performance period (the "TSR Goals") and (2) 40% are tied to the Company's average achievement of Core FFO per diluted share (which is the Company's primary earnings metric) over a three-year period comprised of fiscal years 2025, 2026, and 2027. The Compensation Committee will set Core FFO per diluted share goals each year with the final determination occurring after the final annual performance period ends ("Core FFO Goals"). In addition, 15% of the total awards granted to the named executive officers were granted in the form of time-based RSUs that will vest over a period of three years from the grant date. The award structure is described in more detail in the "Description of Individual Elements of Named Executive Officer Compensation" section below.
- To further strengthen the Company's pay-for-performance philosophy, the Compensation Committee eliminated time-based RSUs in 2026 for long-term incentive grants. As a result, for 2026, 100% of equity grants will be tied to performance based metrics with the following criteria: 50% are tied to the achievement of the Company's TSR relative to the Nareit Apartment Index and the Nareit Equity REITS Index during a three-year performance period and 50% are tied to the Company's average achievement of Core FFO per diluted share over a three-year period comprised of fiscal years 2026, 2027, and 2028.

Substantial Portion of Executive Compensation Tied to Performance

The Compensation Committee believes that a meaningful portion of executive pay should be based on the Company's performance which is tied to shareholder value creation. Our target pay mix evidences this pay-for-performance philosophy and emphasizes the alignment of our executive officers' interests with those of our stockholders.

In 2025, approximately 81% of the total direct compensation for the CEO, and approximately 74% of the total direct compensation for the other NEO's, was performance-based and not guaranteed. The graphs below illustrate the compensation breakdown and the chart on page 45 explains how each element of compensation fits into the Company's overall program.

2025 CEO Target Pay Mix(1)


19%
Salary
81%
Performance Based Bonus and Equity

2025 Other NEO Target Pay Mix(2)


26%
Salary
74%
Performance Based Bonus and Equity

(1) Represents target pay of Ms. Kleiman

(2) Represents target pay mix of Ms. Pak, Mr. Burns, and Ms. Morrison

Compensation Policies and Practices — Good Governance

Consistent with our commitment to strong corporate governance and responsiveness to our stockholders, we maintain the following compensation policies and practices to drive performance and serve our stockholders' long-term interests:

What We Do

✔ Pay for Performance	The structure of our executive officer compensation program includes a balanced mix of cash and equity compensation with a strong emphasis on performance-based incentive awards promoting responsible growth and risk management.
✔ Executive Officer Compensation Peer Group Review	The competitiveness of our executive officer compensation program is assessed by comparison to the median of a group of peer companies that are comparable to us.
✔ Independent Compensation Committee	Our Compensation Committee is comprised solely of independent directors.
✔ Maintain an Anti-hedging Policy	We maintain programs that strictly limit the ability of our executive officers and non-employee directors to pledge our securities and prohibit any hedging of our securities.
✔ Executive Officer and Director Stock Ownership Guidelines	We maintain meaningful stock ownership guidelines for our executive officers and non-employee directors that promote a long-term stockholder perspective.
✔ Compensation Policies and Practices Review	Our Compensation Committee annually considers and assesses the potential risks of our compensation policies and practices for all employees.
✔ Compensation Recovery Policy	Our Compensation Recovery Policy requires the recovery of erroneously awarded incentive compensation to our executive officers in the event of a financial restatement, as required by NYSE listing standards, and in other circumstances.

What We Don't Do

✘ No Employment Agreements	We have not entered into individual employment agreements with our executive officers.
✘ No Tax Gross-Ups	We do not provide our executive officers with tax gross-ups.
✘ No Single-Trigger Severance	We do not provide for "single-trigger" severance payments upon a change in control.
✘ No Excessive Perquisites	Our executive officers receive limited perquisites and other personal benefits that are not otherwise generally available to all of our employees.

Response to 2025 Say On Pay Results

We currently submit an advisory vote to approve our named executive officer compensation to our stockholders on an annual basis. At our 2025 annual meeting, holders of approximately 93% of the votes cast voted "for" the advisory proposal. As illustrated by the graph below, over the past five years, on average, holders of approximately 95% of the votes cast voted "for" this advisory proposal.

We believe the strong, continued support for our compensation program in 2025 and in past years reflects the strong alignment between our named executive officer compensation and performance.

95%

5 Year Average


Say On Pay Results
95%
95%
94%
98%
93%
2021
2022
2023
2024
2025

In addition to considering the results of the stockholder vote, the Compensation Committee also considered the positive views on our compensation structure expressed by our stockholders during our management's annual shareholder outreach, as discussed in our Stockholder Engagement section on page 32, in continuing to apply the same principles in determining the amounts and types of executive compensation.

Overview of Executive Officer Compensation Program

Key Executive Officer Compensation Program Objectives

The objectives of our compensation program for executive officers are to:

- Attract, retain, and motivate executive officers through the overall design and mix of cash, equity, and short- and long-term compensation elements;
- Reward individual performance by tying significant portions of short-term compensation in the form of salary and annual bonus opportunity to achievement of business unit and individual performance goals; and
- Align the interests of executive officers with the interests of the Company's stockholders by tying significant portions of short-term and long-term compensation, in the form of annual bonus and long-term equity-based awards, to increasing distributable cash flow to stockholders, and increasing the value of Common Stock based on both internal and external growth initiatives.

How Executive Compensation Decisions are Made

Role and Procedures of the Compensation Committee. The Compensation Committee, composed of independent, non-employee directors, determines and approves the compensation arrangements for the executive officers. The Committee has the authority to select, retain and terminate special counsel and other experts (including compensation consultants) as the Committee deems appropriate.

In fiscal year 2025, the Compensation Committee retained Mercer as its independent compensation consultant to advise the Compensation Committee on the Company's executive compensation. In compliance with SEC promulgated rules under the Dodd-Frank Act and the requirements of the NYSE listing standards, the Compensation Committee determined, and Mercer affirmed in its representations to the Compensation Committee, that Mercer meets the requirements to be considered independent. The Compensation Committee reassesses the independence of its advisers at least annually.

In addition to the information and analysis provided by Mercer, the Compensation Committee also considered the publicly filed information of our peers (among other factors) in making 2025 compensation decisions with respect to the named executive officers. Mercer concluded that the total target compensation of the named executive officers was below the 25th percentile of the median compensation of the Company's peers. Overall, the Compensation Committee believes it is generally appropriate to be near the 50th percentile of the peer group of comparably sized companies against which Essex directly competes for business and executive talent.

While the Compensation Committee determines the Company's overall compensation philosophy and sets the compensation for the Company's CEO and other executive officers, it looks to the CEO to make recommendations with respect to both overall compensation policies and specific compensation decisions. For each fiscal year, the Company's CEO recommends to the Compensation Committee the levels of base salary, targeted annual bonus and long-term equity for the executive officers other than herself, within the elements of compensation otherwise established by the Compensation Committee. The Compensation Committee also annually reviews and approves goals for each fiscal year for specific executive officers. Such goals may include company-wide, business unit and individual goals.

Following the conclusion of each fiscal year, the Compensation Committee reviews actual performance against goals and, in consultation with the CEO and as discussed further below, sets the actual bonuses to be paid to the executive officers. The CEO also provides the Compensation Committee with her perspective on the performance of the Company's executive officers as well as a self-assessment of her own performance. The Compensation Committee establishes the compensation package for the CEO. The Company's CFO also attends the Compensation Committee's meetings to provide perspective on the competitive landscape and the needs of the business and to discuss potential new elements for the executive officer's compensation packages.

Peer Group. In consultation with Mercer, the Company made adjustments to the peer group with the goal to include peers that are in the rental housing business, are headquartered and have significant operating presence on the West Coast or are similar in size as defined by total market capitalization. The resulting peer group included the following 14 equity REITs. Essex ranked in the 56th percentile of the peer group based on total market capitalization at the time the peer group was selected.

COMPANY	SECTOR
American Homes 4 Rent (AMH)	Single-Family
AvalonBay Communities, Inc. (AVB)	Apartments
Camden Property Trust (CPT)	Apartments
Equity LifeStyle Properties, Inc. (ELS)	Residential
Equity Residential (EQR)	Apartments
Extra Space Storage Inc. (EXR)	Storage
Healthpeak Properties, Inc. (PEAK)	Healthcare
Invitation Homes Inc. (INVH)	Single-Family
Mid-America Apartment Communities, Inc. (MAA)	Apartments
Public Storage (PSA)	Storage
Realty Income Corporation (O)	Retail
Regency Centers Corporation (REG)	Retail
Sun Communities, Inc. (SUI)	Residential
UDR, Inc. (UDR)	Apartments

TOTAL MARKET CAPITALIZATION ($ Millions)
DECEMBER 31, 2025[1]


Equity LifeStyle Properties, Inc.
Camden Property Trust
American Homes 4 Rent
Regency Centers Corporation
Sun Communities, Inc.
UDR, Inc.
Healthpeak Properties, Inc.
Mid-America Apartment Communities, Inc.
Essex Property Trust, Inc.
Invitation Homes Inc.
Equity Residential
AvalonBay Communities, Inc.
Extra Space Storage Inc.
Public Storage
Realty Income Corporation
$0
$10,000
$20,000
$30,000
$40,000
$50,000
$60,000
$70,000
$80,000

(1) Total Market Capitalization based on KeyBanc data.

- In fiscal year 2025, the Compensation Committee considered the peer group information prepared by Mercer pursuant to a 2025 benchmarking analysis (the “2025 Mercer Analysis”) in determining overall compensation levels. The 2025 Mercer Analysis concluded that the overall target compensation of the named executive officers was below the 25th percentile of the median of the peer group. As such, the Compensation Committee increased the base salaries of the CEO 5.5%, the CIO 22%, and the CAO 5%, to more closely align executive total compensation to the 50th percentile of the peer group. There was no change to the CFO's salary in 2025.

Key Elements of Executive Officer Compensation. The key elements of Essex's current compensation program for the executive officers are summarized in the table below:

COMPENSATION ELEMENT	WHY THIS ELEMENT IS INCLUDED	HOW THE AMOUNT OF THE ELEMENT IS DETERMINED	HOW THE ELEMENT FITS IN THE OVERALL PROGRAM
Base Salary	Fixed base pay necessary to attract and retain executives and compensate performance of core job duties.	Base salary and any changes in salary are based on views of individual retention or performance factors and market data at peer companies (but without specific benchmarking).	Short-term cash compensation that is fixed and paid during the year, addresses employee cash-flow needs and retention objectives.
Annual Cash Bonus	Variable cash compensation that motivates executives and ties a significant compensation opportunity to achieving individual and corporate performance goals.	Annual bonus is based on both discretionary and non-discretionary performance criteria.	Short-term cash compensation that is contingent on achievement of Company and individual goals, as determined by the Compensation Committee, is intended to link compensation to annual performance metrics.
Long-Term Equity Incentive	Equity compensation (in the form of RSUs) fosters long-term retention of management and aligns executive officer and stockholder interests. Equity compensation complements cash compensation and provides performance incentives. RSUs are subject to both performance-based and service-based vesting or service-based vesting only for 2025. To further strengthen the Company's pay-for-performance philosophy, the Compensation Committee eliminated time-based RSUs in 2026 for long-term incentive grants.	Long-term equity incentive awards are determined primarily based on how the award's grant date value relates to the executive officer's total cash compensation and how the vesting and other aspects of the award might incentivize performance.	Long-term compensation that is tied to the value of Common Stock and is primarily contingent on meeting performance goals and continued employment, which is intended to link compensation to long-term stockholder value creation and reinforces retention.
Deferred Compensation Plan	Supplemental element to assist in retaining executives.	Executive officers may defer up to 25% of their base salary and 50% of their bonus.	A tax planning benefit for executives.
Severance Plan	For hiring and retaining executives by providing continued economic benefit if a qualifying termination, including in connection with a change of control, occurs.	In the event of a qualifying involuntary termination, including in connection with a change of control, executives receive cash severance, vesting acceleration of equity awards, continued insurance benefits and out placement services.	Facilitates recruitment and retention of executive officers by providing income security in the event of involuntary job loss in connection with a change in control.
Perquisites	Customary element of executive compensation.	Generally based on perquisites being offered by peer companies.	Addresses recruitment and retention objectives.

Description of Individual Elements of Executive Officer Compensation

Base Salaries

None of the Company's executive officers has an employment agreement. Base salaries are viewed as a customary element necessary to hire and retain executive officers. Base salary and any changes in base salary are based on views of individual retention and/or performance factors and market data at peer companies, without benchmarking. For 2025, the Compensation Committee established base salaries in light of these considerations as well as subjective assessments of individual performance, scope of responsibilities, expertise and experience, and the Company's financial performance and condition. Accordingly, the Compensation Committee increased the base pay of the CEO by 5.5%, the CIO by 22%, and the CAO by 5% to bring those closer to the 50th percentile of the peer group of comparably sized companies against which Essex directly competes for business and executive talent. The CIO's increase was driven in large part by his salary for 2024 (his fist year as CIO) being well below market for comparable positions.

EXECUTIVE	ANNUAL BASE SALARY RATE 2024 ($)	ANNUAL BASE SALARY RATE 2025 ($)
ANGELA L. KLEIMAN, CEO and President	900,000	950,000 (1)
BARB M. PAK, CFO and EVP	650,000	650,000
RYLAN K. BURNS, CIO and EVP	450,000	550,000 (1)
ANNE MORRISON, CAO, General Counsel and EVP	500,000	525,000 (1)

(1) Ms. Kleiman, Mr. Burns, and Ms. Morrison received an annual base salary of $900,000, $450,000, and $500,000 through February 9, 2025, respectively, and received merit increases which raised their base salary to $950,000, $550,000, and $525,000 , respectively. Ms. Kleiman, Mr. Burns, and Ms. Morrison, actual base salary paid for 2025 was $944,520, $539,040, and $522,260 respectively.

Annual Bonuses

Each executive officer is eligible to earn an annual cash bonus based on the achievement of the annual business plan approved by our Board and meeting performance goals during the year. The performance goals used for determining an officer's annual bonus include discretionary and qualitative individual and business unit goals and non-discretionary and quantitative corporate performance goals as determined by the Compensation Committee and by the CEO in her recommendations to the Compensation Committee.

Each year, a target bonus amount is established for each executive officer and is reviewed by the Compensation Committee. Each named executive officer's target bonus as a percentage of base salary remained unchanged in 2025 and was tied 70% to the corporate performance goals and 30% to the individual and business unit goals established for each named executive officer. Each named executive officer had a maximum opportunity to earn 200% of target with respect to the portion of the annual bonus tied to non-discretionary corporate performance goals if specific performance levels exceed the corporate performance goals per the annual business plan. If specific performance levels fell below the threshold set for each goal, then the named executive officers would receive 0% of their bonus with respect to that particular goal. If the Company did not exceed thresholds levels for all goals then the named executive officers would receive no annual bonus. The portion of each named executive officer's annual bonus that is tied to their individual and business unit goals is capped at 100% of the target bonus but could fall below that level if individual and business unit goals are not met.

2025 Annual Corporate Target Bonuses

The Company's primary performance measures for purposes of the objective corporate component of the annual bonuses are Core FFO per diluted share and the growth in same-property NOI which the Company believes are strongly aligned with long-term shareholder value creation. The Board reviews the operating plans that include annual Core FFO per diluted share targets and expected NOI results. The target levels for the increase in Core FFO per diluted share from year to year are dependent on a number of factors, including expectations surrounding internal and external growth opportunities, general economic conditions, real estate fundamentals and other specific circumstances facing the Company in the coming year. The Compensation Committee also establishes Core FFO goals that are consistent with the annual business plan. In addition, there are two goals tied to the Company's external growth initiatives that drive long-term value creation when implemented with disciplined capital allocation. For 2025, the specific corporate goals and thresholds were as follows:

		PERFORMANCE CRITERIA				
GOALS	WEIGHT	THRESHOLD 50%	TARGET 100%	MAXIMUM 200%	ACHIEVED RESULTS	PERFORMANCE AS A % OF TARGET
Core FFO Per Diluted Share	40%	$ 15.56	$ 15.81	$ 16.06	$ 15.94	152%
Same-Property NOI Growth	30%	2.1%	2.7%	3.3%	3.2%	183%
Generate 5-Year Proforma Accretion from New Acquisitions	20%	$ 1.5 M	$ 2.0 M	$ 2.5 M	$ 9.9 M	200%
Achieved Underwritten Returns on 2023 & 2024 Investments	10%	95%	100%	105%	111%	200%

The table below reflects the target bonus opportunity tied to achievement of the corporate performance objectives for each of our named executive officers for 2025, as well as the actual bonus paid with respect to the corporate goal component of the annual bonus.

EXECUTIVE	THRESHOLD ($)	TARGET ($)	MAXIMUM ($)	ACTUAL CASH BONUS ($)	% OF TARGET BONUS ACHIEVED
ANGELA L. KLEIMAN, CEO and President	997,500	1,995,000	3,990,000	3,507,210	176%
BARB M. PAK, CFO and EVP	455,000	910,000	1,820,000	1,599,780	176%
RYLAN K. BURNS, CIO and EVP	336,875	673,750	1,347,500	1,184,453	176%
ANNE MORRISON, CAO, General Counsel and EVP	275,625	551,250	1,102,500	969,098	176%
TOTAL	2,065,000	4,130,000	8,260,000	7,260,541	176%

All of the corporate goals exceeded the target levels, as outlined in the table above. As a result, the Compensation Committee awarded the named executive officers 176% of the portion of the target annual bonus tied to achievement of the corporate performance objectives.

2025 Individual and Business Unit Goals

A portion of each named executive officer's bonus for 2025 also related to achievement of individual goals, including the evaluation of the officer's handling of his or her day-to-day responsibilities, individual performance goals, and, in some cases, business unit goals. These goals include objective measures of performance. For 2025, the primary individual and/or business unit-based bonus criteria for our named executive officers were as follows:

- **Ms. Kleiman's** goals included achieving Essex's operations budget and business plan, refining the Asset Collections model through roll out of centralized sales teams, implementing the roll out of AI to enhance sales efficiency and new maintenance technology, improving delinquency towards the long-term average, increasing the bench strength of the Company leadership and succession planning, and ensuring strategic objectives, such as selecting property locations and accretion, are satisfied in connection with the Company's investment activities. Ms. Kleiman achieved all of her individual goals.
- **Ms. Pak's** goals included achieving Essex's financial and operating objectives, ensuring timely and accurate financial reporting, maintaining net-debt-to-EBITDA targets as well as retaining ample liquidity, optimizing equity sources to drive accretion in net asset value and Core FFO per share, and mentoring and career development plans for key managers. Ms. Pak achieved all of her individual goals.
- **Mr. Burns'** goals included ensuring the Company's investment objectives were met as it relates to the acquisition or preferred equity investment of $700 million in multifamily assets and disposition of $500 million in multifamily assets per the annual business plan, building relationships to diversify capital sources, ensuring growth rate and accretion targets are met, and identifying key managers within his department and providing mentoring and career development plans. Mr. Burns achieved all of his individual goals.
- **Ms. Morrison's** goals included leading sustainability efforts, including publishing the sustainability report, receiving validation of our SBTi targets, and consolidating the reporting and sustainability departments, implementing our Human Capital Management strategy per the Board approved plan, mentoring and career development within her expanding department, and overseeing enterprise risk management. Ms. Morrison achieved all of her individual goals.

Each named executive officer met their individual and business unit goals for 2025. As a result, the Compensation Committee awarded the named executive officers 100% of the portion of the target annual bonus tied to individual and business unit goals.

EXECUTIVE	THRESHOLD ($)	TARGET ($)	MAXIMUM ($)	ACTUAL CASH BONUS ($)	% OF TARGET BONUS ACHIEVED
ANGELA L. KLEIMAN, CEO and President	427,500	855,000	855,000	855,000	100%
BARB M. PAK, CFO and EVP	195,000	390,000	390,000	390,000	100%
RYLAN K. BURNS, CIO and EVP	144,375	288,750	288,750	288,750	100%
ANNE MORRISON, CAO, General Counsel and EVP	118,125	236,250	236,250	236,250	100%
TOTAL	885,000	1,770,000	1,770,000	1,770,000	100%

Total Annual Bonus

The Compensation Committee believes that short-term incentive pay should appropriately reward management under the pay-for-performance philosophy and awarded the named executive officers above-target annual bonuses at 153% of target based on achievement relative to the corporate and individual and business unit goals, as outlined above.

Payments for bonuses compared to targets in 2025 were as follows:

EXECUTIVE	THRESHOLD ($)	TARGET ($)	MAXIMUM ($)	TOTAL ACTUAL BONUS ($)	% OF TARGET BONUS ACHIEVED
ANGELA L. KLEIMAN, CEO and President	1,425,000	2,850,000	4,845,000	4,362,210	153%
BARB M. PAK, CFO and EVP	650,000	1,300,000	2,210,000	1,989,780	153%
RYLAN K. BURNS, CIO and EVP	481,250	962,500	1,636,250	1,473,203	153%
ANNE MORRISON, CAO, General Counsel and EVP	393,750	787,500	1,338,750	1,205,348	153%
TOTAL	2,950,000	5,900,000	10,030,000	9,030,541	153%

Long-Term Equity Incentives

In fiscal year 2025, the Company's equity compensation package for its named executive officers consisted of two different types of awards: restricted stock units ("RSUs") subject to both service-based vesting and performance-based vesting and RSUs subject only to service-based vesting, in each case, granted under the Company's stockholder-approved Incentive Award Plan.

In fiscal year 2026, the Company eliminated RSUs subject only to service-based vesting in its' equity compensation package for its named executive officers, leaving only RSUs subject to both service-based vesting and performance-based vesting to align equity compensation with Company performance and promote executive retention.

The Compensation Committee utilizes long-term incentive compensation to accomplish the following objectives:

- Align executive performance with long-term stockholder interests;
- Minimize the cost of equity awards to the Company; and
- Provide competitive compensation package to attract and retain talent.

Prior to 2024, the executive officers were awarded stock option awards and "DIP RSUs". DIP RSUs were subject to performance vesting based on both (i) three-year TSR and relative TSR goals and (ii) the gain or purchase price for the disposition of certain assets of the Company's real estate portfolio during the calendar year following the year in which the RSUs are granted. DIP RSUs were also subject to a one-year service-based vesting condition. To simplify the compensation structure for our executive officers and to more closely align executive compensation with the Company's goals and objectives, the Compensation Committee eliminated stock option awards and DIP RSU awards for the February 2024 long-term incentive grants and the final outstanding awards vested in 2025. Accordingly, no DIP RSUs remain outstanding and no further grants will be made.

2025 Performance-Vesting RSU Awards – 85% of total awards. The equity compensation packages granted in February 2025 consisted of two different types of performance vesting awards: 45% of the awards were RSUs subject to both service-based vesting and performance-based vesting tied to the achievement of the TSR Goals (the "TSR RSUs") and 40% of the awards were RSUs subject to both service-based vesting and performance-based vesting tied to the achievement of the Core FFO Goals (the "Core FFO RSUs"), in each case, granted under the Company's stockholder-approved Incentive Award Plan. RSUs are settled in shares of our Common Stock.

The TSR RSUs granted to the executive officers in 2025 are subject to performance-based vesting tied to achievement of the Company's TSR relative to the Nareit Apartment Index during the three-year performance period (February 18, 2025 – February 17, 2028). Threshold, target and maximum achievement levels for the TSR Goals were set by the Compensation Committee for the three-year performance period, and no TSR RSUs will be eligible to vest if TSR performance is below the established threshold level. The TSR RSUs are also subject to time-based vesting, at the rate of one-third of the TSR RSUs on each of the first through third anniversaries of the date of grant, based on continued employment through the applicable vesting date. The number of TSR RSUs actually earned will be determined by the Compensation Committee following the completion of the

three-year performance period. The TSR RSUs are benchmarked to the Nareit Apartment Index, which is representative of REITs in the multifamily housing industry across the United States. The Compensation Committee believes that the peer group in the Nareit Apartment Index appropriately represents the Company's operating performance and shareholder return against its direct competitors in the multifamily space.

Performance against the TSR Goals for the TSR RSUs granted during 2025 will be determined by the Compensation Committee following the completion of the three-year performance period, using the following matrix:

TSR METRICS	WEIGHT	0% RSUs EARNED	50% RSUs EARNED	100% RSUs EARNED	150% RSUs EARNED
Relative TSR to Nareit Apartment Index	45%	<-5.0%	-5.0%	0%	+5.0%

In the event the Company's relative TSR is between two achievement levels, the percentage of TSR RSUs that is earned will be based on linear interpolation between the amounts set forth above. In the event the Company's relative TSR underperforms the Nareit Apartment Index by more than 5.0%, no TSR RSUs will be earned.

The Core FFO RSUs will be earned and vest based on average annual achievement relative to the Core FFO Goals over the three-year performance period (January 1, 2025 – December 31, 2027). The Core FFO Goals applicable to the Core FFO RSUs will be set annually at the start of each fiscal year. The Core FFO RSUs are also subject to service-based cliff vesting requiring continued employment through the entire performance period ending December 31, 2027. Each year the Compensation Committee will determine the Company's achievement percentage for the Core FFO Goal for the applicable year and, following the end of the third annual performance period, the Compensation Committee will average the achievement percentage for each of the three years. Threshold, target and maximum achievement levels for Core FFO will be set by the Compensation Committee for each year in the three-year performance period, and no Core FFO RSUs will be eligible to vest for any annual performance period if Core FFO performance is below the established threshold level. The resulting three-year average performance achievement will be used to determine the total number of Core FFO RSUs earned.

Performance against the Core FFO Goals for the Core FFO RSUs granted during 2025 will be determined by the Compensation Committee following the completion of the three-year performance period, using the following matrix:

CORE FFO METRICS	WEIGHT	0% RSUs EARNED	50% RSUs EARNED	100% RSUs EARNED	150% RSUs EARNED
Core FFO per share	40%	<-$15.56	$ 15.56	$ 15.81	$ 16.06

In the event the Company's Core FFO Goal achievement is between two achievement levels, the percentage of Core FFO RSUs that is earned will be based on linear interpolation between the various achievement levels. The RSUs earned based on achievement of the Core FFO Goals will vest at the end of the three-year period, subject to the executive's continued employment through the last day of the three-year service-vesting period.

Core FFO RSU Awards - 2025 Performance. The portion of the Core FFO RSUs that were eligible to vest based on 2025 performance achieved a 126% achievement level based on the Company's Core FFO per share of $15.94 for 2025.

2025 Service-Vesting RSU Awards – 15% of total awards. The executives were also granted service-vesting RSU awards that vest in three equal installments on each of the first three anniversaries of the grant date, subject to the executive's continued service through each applicable vesting date. Beginning in 2026, however the Company will no longer grant service-vesting RSUs, and long-term incentive awards will be entirely performance based and further subject to the named executive officer's continued employment with the Company. For a discussion of the accelerated vesting terms applicable to the long-term incentive awards granted to our executive officers, see "Potential Payments Upon Termination or Change in Control" on page 60.

2022 Performance- and Service-Vesting RSU and DIP RSU Award Payout. The Performance and Service RSU awards and the DIP RSU awards granted in 2022 were subject to performance vesting based on three-year TSR goals and goals based on our TSR relative to the Nareit Apartment Index for the three-year performance period ending December 1, 2025, and allowed each named executive officer to earn from 0% to 100% of target. Based on the absolute performance of our TSR and the relative performance of our TSR compared to the Nareit Apartment Index for this three-year performance period using linear interpolation and as more particularly shown in the performance matrix on page 39, this resulted in a payout of 100% for the 2022 Performance and Service RSU awards and DIP RSU awards.

Other Benefits

Nonqualified Deferred Compensation. Named executive officers are currently permitted to make elections to defer up to 25% of their base salaries and 50% of their annual cash bonuses under the Company's Deferred Compensation Plan. The Company believes that providing the named executive officers and other eligible employees with nonqualified deferred compensation opportunities is a cost-effective supplemental benefit that enables named executive officers to defer income tax on deferred salary and bonus payments, even though the Company also defers the related tax deduction. The Company makes no matching or other employer contributions to the plan. Additional information concerning this deferred compensation plan is set forth in the Nonqualified Deferred Compensation table and related text below.

Retirement Benefits. Named executive officers are eligible to participate in the Essex tax-qualified 401(k) plan. The Company does not maintain any defined benefit, pension, or supplemental or "excess" retirement plans for the named executive officers.

Severance and Other Benefits Upon Termination of Employment or Change of Control. Our named executive officers are eligible for severance benefits upon certain qualifying terminations, including in connection with a change in control, under the Essex Property Trust, Inc. Executive Severance Plan (the "Severance Plan"). We discuss the severance benefits for our named executive officers and the related quantitative disclosure based on assumed triggering events under the heading "Potential Payments upon Termination or Change of Control" on page 60.

The Compensation Committee believes that the Severance Plan and the terms of the equity-based awards described above provide a reasonable level of continued economic benefit to the named executive officers if a change of control and/or qualifying termination event were to occur, are a reasonable balance to the at-will nature (and lack of fixed terms) of employment for the executive officers, and provide a reasonable level of incentive for the covered individuals to remain with the Company prior to any proposal or contemplation of, and during any negotiations for, a change of control. Generally, the existence of the Severance Plan, and the potential benefits to executive officers under it, does not affect the annual determination of an executive officer's base salary, cash bonus or long-term incentive award grants.

Life Insurance and Perquisites. The named executive officers receive automobile allowances, health and dental insurance, payment of life insurance premiums, and medical concierge services, and are eligible to receive reimbursable education-related benefits on the same terms as other Company employees. The Compensation Committee believes that the perquisites are comparable to those provided by comparable companies.

Tax and Accounting Considerations

Section 162(m). Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") generally disallows a tax deduction for annual compensation paid to specified executive officers in excess of $1 million.

We believe that we qualify as a REIT under the Code and generally are not subject to federal income taxes. As a result, we do not expect that the payment of compensation that is subject to the prohibition of Section 162(m) of the Code on deduction of annual compensation over $1 million will have a material adverse federal income tax consequence to us, provided we continue to distribute at least 90% of our taxable income each year. Consequently, the Compensation Committee reserves the right to design programs that incorporate a full range of both performance and service-based criteria important to the Company's success, even where compensation payable under such programs may not be deductible.

ASC Topic 718. Accounting Standards Codification Topic 718, Compensation — Stock Compensation ("ASC Topic 718") requires us to recognize an expense for the fair value of equity-based compensation awards. Grants of stock-based compensation are accounted for under ASC Topic 718. The Compensation Committee regularly considers the accounting implications of significant compensation decisions, especially in connection with decisions that relate to equity-based compensation awards. As accounting standards change, we may revise certain programs to appropriately align the cost of our equity-based compensation awards with our overall executive compensation philosophy and objectives.

Stock Ownership and Retention Guidelines. The Company has stock ownership guidelines that require executives to acquire and hold a certain amount of Company shares, as described in more detail above under the heading "Board and Corporate Governance Matters – Executive Officer Ownership Guidelines." All named executive officers were in compliance with the guidelines as of December 31, 2025 or had additional time within which to come into compliance with such guidelines.

The table below sets forth the minimum amount of stock that each current executive officer is required to own pursuant to the Executive Stock Ownership guidelines. Executive officers are expected to achieve this goal within five years of its effective date or, with respect to new executive officers, within five years of attaining their position. The full text of the Stock Ownership Guidelines is posted on our website at https://www.essex.com under the heading "Investors" and subheading "Corporate Governance."

EXECUTIVE	STOCK OWNERSHIP TARGET AS MULTIPLE OF SALARY (#)[1]	IN COMPLIANCE[2]
ANGELA L. KLEIMAN, CEO and President	5x	Yes
BARB M. PAK, CFO and EVP	4x	Yes
RYLAN K. BURNS, CIO and EVP	4x	Yes
ANNE MORRISON, CAO, General Counsel and EVP	4x	Yes

(1) Executive officers must own a number of shares of the Company's stock equal in value to, with respect to the Chief Executive Officer, five times such individual's annual base salary, and, with respect to the Company's other executive officers, four times such individual's annual base salary, in each case, as in effect as of, and based on the Company's stock price as of, the date that an individual becomes an executive officer.

(2) Executive stock ownership for purposes of compliance with our ownership guidelines includes all shares of our common stock held directly or indirectly, LTIP Units (to the extent fully earned) and time-based RSUs (for the avoidance of doubt, any shares underlying performance-based awards will only be considered to the extent fully earned). Mr. Burns became an executive officer in 2024 and has five years from his promotion to comply with the guidelines. Ms. Morrison became an executive officer in 2022 and has five years from her promotion to comply with the guidelines.

At any time during which a named executive officer is not in compliance with the ownership guidelines, he or she will be required to retain at least 75% of any "net shares" received through our equity compensation plans, including shares or units underlying vested and full-value equity awards (LTIP Units and RSUs) and options, assuming net settlement.

Policy on Hedging and Pledging Essex Equity Securities

Directors and executive officers are not permitted to own financial instruments or participate in investment strategies that represent a direct hedge of the economic risk of owning our Common Stock or voting preferred stock, equity interests issued by our operating partnership, or securities that give the holder any rights to acquire any such stock or equity interests (collectively, "Essex equity securities").

Directors and executive officers are not permitted to pledge or otherwise use any Essex equity securities as collateral to secure any loan (collectively, a "pledge") unless: (1) that transaction is first approved by the Board (not counting the vote of any director with a personal interest in the transaction) based on the committee's determination that the pledge is not significant from a corporate governance standpoint, or (2) that transaction involves a pledge of Essex equity securities that results in such individual having pledged (counting pledged securities that are not Common Stock on an as exercised or converted basis, as the case may be) an amount of Essex equity securities not exceeding the greater of (x) 0.002 times the number of the issued and outstanding shares of Common Stock, or (y) 20% of such individual's ownership of Essex equity securities.

As more fully set forth in the policy, directors and executive officers are not permitted to pledge any equity compensation awards prior to the awards' respective exercise, delivery or conversion into equity securities free of restriction under the applicable equity compensation plan.

Compensation Recovery Policy. In accordance with Rule 10D-1 under the Exchange Act and the corresponding NYSE listing standards, we have adopted a policy, which is administered and overseen by the Compensation Committee, that provides for the mandatory recovery from current and former executive officers of incentive-based compensation that was erroneously awarded during the three years preceding the date the Company is required to prepare an accounting restatement, including to correct an error that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. The amount required to be recovered is the excess of the amount of incentive-based compensation received over the amount that otherwise would have been received had it been determined based on the restated financial measure.

Equity Grant Practices

We do not grant equity awards in anticipation of the release of material, nonpublic information or time the release of material, nonpublic information based on equity award grant dates, vesting events, or sale events. In 2024, we discontinued granting stock option awards. During fiscal year 2025, we did not grant any stock option or option-like equity awards to our NEOs. We have not timed the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation for NEO grants in 2025.

Compensation Committee Report

This report is not deemed to be soliciting material, filed with the SEC, or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that Essex specifically incorporates it by reference into a document filed with the SEC. The Compensation Committee reviewed and discussed the above Compensation Discussion and Analysis ("CD&A") with the Company's management. Based on the review and discussions, the Compensation Committee recommended to the Board that the CD&A be included in this proxy statement.

Members of the 2025 Compensation Committee:
Amal M. Johnson (Chair)
Maria R. Hawthorne
Irving F. Lyons, III

Summary Compensation Table

The following table summarizes compensation information for our named executive officers for our year ended December 31, 2025, which we refer to as "2025", our year ended December 31, 2024, which we refer to as "2024", and our year ended December 31, 2023, which we refer to as "2023".

EXECUTIVE	YEAR	SALARY ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION[(1)] ($)	STOCK AWARDS[(2)] ($)	ALL OTHER COMPENSATION[(3)] ($)	TOTAL ($)
ANGELA L. KLEIMAN, CEO and President[(4)]	2025	944,520	4,362,210	4,733,254	56,820	10,096,804
	2024	900,000	4,212,000	3,034,560	49,723	8,196,283
	2023	862,500	2,166,325	— [(5)]	47,823	3,076,648
BARB M. PAK, CFO and EVP	2025	650,000	1,989,780	2,019,835	68,234	4,727,849
	2024	650,000	2,028,000	1,283,716	16,286	3,978,002
	2023	650,000	998,882	— [(5)]	35,655	1,684,537
RYLAN K. BURNS, CIO AND EVP	2025	539,040	1,473,203	1,026,919	62,518	3,101,680
	2024	450,000	1,228,500	477,049	52,699	2,208,248
ANNE MORRISON, CAO, General Counsel and EVP	2025	522,260	1,205,348	1,069,373	63,639	2,860,620
	2024	500,000	1,170,000	660,284	52,930	2,383,214
	2023	495,000	749,162	— [(5)]	44,170	1,288,332

(1) Represents cash annual incentive awards under the Company's annual bonus program.

(2) These dollar amounts reflect the aggregate grant date fair value calculated in accordance with FASB ASC Topic 718 for the awards granted for the year indicated.

With respect to awards, the vesting of which is subject to performance conditions that are not market-based conditions, the grant date fair value of these awards is based on the probable outcome of the performance conditions, which is the value assuming the target level of performance, calculated in accordance with ASC Topic 718. With respect to awards, the vesting of which is subject to performance conditions that are market-based conditions, the grant date fair value of these awards is calculated by a Monte Carlo simulation model as of the applicable year-end dates, which utilizes multiple input variables, including expected volatility of our stock price and other assumptions appropriate for determining fair value, to estimate the probability of satisfying the performance objective established for the award, including the expected volatility of our stock price relative to the applicable comparative index and a risk-free interest rate, calculated in accordance with ASC Topic 718. The assumptions used in determining the grant date fair value of the 2024 and 2025 awards calculated based on the Monte Carlo simulation model are as follows:

ASSUMPTIONS	2023	2024	2025
Stock price	N/A	$ 229.34	$ 290.78
Risk-free interest rate	N/A	4.3%	4.3%
ESS volatility	N/A	25.0%	25.0%
Apartment index volatility	N/A	22.0%	22.0%
ESS dividend yield	N/A	3.5%	3.6%

With respect to the Core FFO RSUs granted in 2024 and 2025, the dollar amount reflected in the table above for fiscal years 2024 and 2025 represent the portion of such Core FFO RSU awards that were eligible to vest based on performance for the applicable fiscal year.
In accordance with SEC rules and ASC 718, due to the vesting terms applicable to the Core FFO PSUs, the grant date for ASC 718 purposes occurred for the portion of the awards eligible to vest based on 2024 or 2025 performance only at the time the achievement thresholds were determined in February 2024 or February 2025, respectively. As a result, only this portion of the awards are reflected in the table above for the applicable fiscal year. The maximum value of such portion of the Core FFO PSU awards included in the table above in 2025, which are the only awards subject to performance conditions that are not market-based conditions for such year, assuming the highest level of performance is as follows: $2,149,446 for Ms. Kleiman, $914,212 for Ms. Pak, $414,943 for Mr. Burns, and $478,333 for Ms. Morrison. The maximum value of such portion of the Core FFO PSU awards included in the table above for 2024, which were the only awards subject to performance conditions that are not market-based conditions for such year, assuming the highest level of performance is as follows: $827,688 for Ms. Kleiman, $350,202 for Ms. Pak, $130,036 for Mr. Burns, and $180,032 for Ms. Morrison.

Additional information can be found in Note 14 of the Notes to Consolidated Financial Statements in the Company's 2025 Form 10-K. These dollar amounts do not represent payments actually received by the named executive officers.

(3) Includes amounts paid by the Company to the 401(k) accounts of the named executive officers, all Company contributions paid for benefits received under non-discriminatory benefit plans available to all employees, the named executive officers' respective perquisites limited to Company provided leased automobiles or automobile allowances, and payments of life insurance premiums, for Ms. Kleiman, Ms. Pak, Mr. Burns, and Ms. Morrison, respectively. In 2025, the total cost of medical benefits paid by the Company on behalf of Ms. Pak, Mr. Burns, and Ms. Morrison was $30,584, respectively. In 2024, the total cost of the medical benefits paid by the Company on behalf of the named executive officers is as follows: $29,869 for Ms. Pak, $29,818 for Mr. Burns, and $29,869 for Ms. Morrison. In 2023, the total cost of medical benefits paid by the Company on behalf of Ms. Pak and Ms. Morrison was $27,003, respectively.

(4) Ms. Kleiman became the Company's Chief Executive Officer and President effective April 1, 2023. Prior to that date, Ms. Kleiman served as the Company's Senior Executive Vice President and Chief Operating Officer.

(5) In 2023, due solely to the change in the grant date of the long-term equity-based incentive awards, the Compensation Committee did not grant the executive officers annual long-term incentive compensation. However, this was a one-time occurrence. Historically, the grant date for long-term incentive awards was in December of each year. In 2023, the Compensation Committee decided that it was in the best interest of the Company and stockholders to move the grant date for the long-term incentive awards from December to February of the following year in order to better align with industry best practices. As a result, the compensation tables included in this proxy statement do not include any equity awards for FY 2023.

Grants of Plan-based Awards For 2025

The following table shows all plan-based awards which Essex granted to the named executive officers during 2025.

		ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS			ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS			ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS	GRANT DATE FAIR VALUE OF STOCK AWARDS[4]
NAME	GRANT DATE	THRESHOLD ($)	TARGET ($)	MAXIMUM ($)	THRESHOLD (#)	TARGET (#)	MAXIMUM (#)	(#)	($)
ANGELA L. KLEIMAN	N/A	1,425,000	2,850,000	4,845,000				—	—
	2/18/2025				5,542	11,083	16,625 [1]	—	2,475,056
	2/18/2025				1,261	2,522	3,783 [2]	—	733,347
	2/18/2025				1,203	2,406	3,609 [3]	—	699,617
	2/18/2025							2,838 [4]	825,234
BARB M. PAK	N/A	650,000	1,300,000	2,210,000				—	—
	2/18/2025				2,368	4,736	7,104 [1]	—	1,057,644
	2/18/2025				539	1,078	1,617 [2]	—	313,461
	2/18/2025				509	1,018	1,527 [3]	—	296,014
	2/18/2025							1,213 [4]	352,716
RYLAN K. BURNS	N/A	481,250	962,500	1,636,250				—	—
	2/18/2025				1,260	2,519	3,779 [1]	—	562,543
	2/18/2025				287	574	861 [2]	—	166,908
	2/18/2025				189	378	567 [3]	—	109,915
	2/18/2025							645 [4]	187,553
ANNE MORRISON	N/A	393,750	787,500	1,338,750				—	—
	2/18/2025				1,260	2,519	3,779 [1]	—	562,543
	2/18/2025				287	574	861 [2]	—	166,908
	2/18/2025				262	524	786 [3]	—	152,369
	2/18/2025							645 [4]	187,553

(1) Represents TSR RSUs that would become earned and vested at the end of the performance period (February 18, 2025 – February 18, 2028). The TSR RSUs are subject to both performance-based vesting and service-based vesting. The number of TSR RSUs that are earned and vest is determined based on achievement of the Company's TSR relative to the Nareit Apartment Index during the three-year performance period. Threshold, target and maximum achievement levels for the TSR Goals were set by the Compensation Committee for the three-year performance period, and no TSRs RSUs will be eligible to vest if TSR performance is below the established threshold level. The TSR RSUs are also subject to service-based vesting, at the rate of one-third of the TSR RSUs on each of the first through third anniversaries of the date of grant, based on continued employment through the applicable vesting date.

(2) Represents the portion of the Core FFO RSUs awarded in 2025 that was eligible to vest based on 2025 performance. For a description of the vesting terms applicable to such awards, see the "Outstanding Equity Awards at December 31, 2025" table below. SEC rules require presentation that is consistent with ASC 718. In accordance with SEC rules and ASC 718, due to the vesting terms applicable to the Core FFO PSUs granted in 2025, the grant date for ASC 718 purposes occurred for the portion of the award eligible to vest based on 2025 performance only at the time the achievement thresholds were determined in February 2025. As a result, only this portion of the award is reflected in the table above.

(3) Represents the portion of the Core FFO RSUs awarded in 2024 that was eligible to vest based on 2025 performance. For a description of the vesting terms applicable to such awards, see the "Outstanding Equity Awards at December 31, 2025" table below. SEC rules require presentation that is consistent with ASC 718. In accordance with SEC rules and ASC 718, due to the vesting terms applicable to the Core FFO PSUs granted in 2024, the grant date for ASC 718 purposes occurred for the portion of the award eligible to vest based on 2025 performance only at the time the achievement thresholds were determined in February 2025. As a result, only this portion of the award is reflected in the table above.

(4) Represents RSUs that are subject to service-based vesting, and vest as to one-third of the shares subject to the RSUs on each of the first three anniversaries of the date of grant, generally subject to continued employment through the applicable vesting date.

(5) These dollar amounts reflect the aggregate grant date fair value calculated in accordance with FASB ASC Topic 718 as described in footnote 2 to the Summary Compensation Table above. The grant date fair value for the Core FFO RSUs represents the value based on the probable outcome of the performance conditions determined as of grant date for the portion of the award eligible to vest based on 2025 performance and which was granted in 2025 for purposes of FASB ASC Topic 718.

Outstanding Equity Awards at December 31, 2025

The following table shows all outstanding equity awards held by the named executive officers as of December 31, 2025:

		OPTION AWARDS				STOCK AWARDS			
NAME	GRANT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OR UNITS STOCK THAT HAVE NOT VESTED ($)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)
ANGELA L. KLEIMAN	2/18/2025					—	—	11,083 [(1)]	2,900,199
	2/18/2025					—	—	7,566 [(2)]	1,979,871
	2/18/2025					2,838 [(3)]	742,648	—	—
	2/8/2024					—	—	10,476 [(4)]	2,741,360
	2/8/2024					—	—	7,217 [(5)]	1,888,545
	2/8/2024					1,802 [(6)]	471,547	—	—
	12/9/2022	10,831	— [(7)]	214.79	12/8/2031				
	11/30/2021	14,391	— [(8)]	339.44	11/29/2031				
	12/2/2020	12,615	— [(9)]	248.70	12/1/2030				
	12/4/2019	16,113	— [(10)]	311.43	12/3/2029				
	12/6/2018	14,694	— [(11)]	265.68	12/6/2028				
BARB M. PAK	2/18/2025					—	—	4,736 [(1)]	1,239,316
	2/18/2025					—	—	3,233 [(2)]	846,011
	2/18/2025					1,213 [(3)]	317,418		
	2/8/2024					—	—	4,430 [(4)]	1,159,242
	2/8/2024					—	—	3,053 [(5)]	798,909
	2/8/2024					763 [(6)]	199,662		
	12/9/2022	3,158	— [(7)]	214.79	12/8/2031				
	11/30/2021	9,236	— [(8)]	339.44	11/29/2031				
	12/2/2020	10,513	— [(9)]	248.70	12/1/2030				
	12/4/2019	5,473	— [(10)]	311.43	12/3/2029				
RYLAN K. BURNS	2/18/2025					—	—	2,519 [(1)]	659,172
	2/18/2025					—	—	1,720 [(2)]	450,090
	2/18/2025					645 [(3)]	168,784	—	—
	2/8/2024					—	—	1,646 [(4)]	430,725
	2/8/2024					—	—	1,134 [(5)]	296,745
	2/8/2024					284 [(6)]	74,317	—	—
	11/30/2021	1,289	— [(8)]	339.44	11/29/2031				
ANNE MORRISON	2/18/2025					—	—	2,519 [(1)]	659,172
	2/18/2025					—	—	1,720 [(2)]	450,090
	2/18/2025					645 [(3)]	168,784		
	2/8/2024					—	—	2,278 [(4)]	596,107
	2/8/2024					—	—	1,570 [(5)]	410,838
	2/8/2024					392 [(6)]	102,579		
	12/9/2022	2,571	— [(7)]	214.79	12/8/2031				
	11/30/2021	3,222	— [(8)]	339.44	11/29/2031				
	12/2/2020	4,044	— [(9)]	248.70	12/1/2030				
	12/4/2019	1,314	— [(10)]	311.43	12/3/2029				

(1) For all named executive officers, represents TSR RSUs that would become earned and vested at the end of the performance period (February 18, 2025 – February 17, 2028), assuming the target level of performance. The TSR RSUs are subject to both performance-based vesting and service-based vesting. The number of TSR RSUs that are earned and vest is determined based on achievement of the Company's TSR relative to the Nareit Apartment Index during the three-year performance period. Threshold, target and maximum achievement levels for the TSR Goals were set by the Compensation Committee for the three-year performance period, and no TSRs RSUs will be eligible to vest

if TSR performance is below the established threshold level. Maximum achievement will result in 150% of the "target" TSR RSUs being earned. The TSR RSUs are also subject to service-based vesting, at the rate of one-third of the TSR RSUs on each of the first through third anniversaries of the date of grant, based on continued employment through the applicable vesting date.

(2) For all named executive officers, represents Core FFO RSUs that would become earned and vested at the end of the performance period (January 1, 2025 – December 31, 2027) assuming target threshold achievement. These awards are not guaranteed and are subject to three-year average performance and service through 2027. The number of Core FFO RSUs that are earned and vest is based on average annual achievement relative to the Core FFO Goals, over the three-year performance period. The Core FFO Goals applicable to the Core FFO RSUs will be set annually at the start of each fiscal year. The Core FFO RSUs are also subject to service-based vesting through December 31, 2027. The Compensation Committee will determine the Company's achievement percentage for the Core FFO goal for the applicable year and following the end of the third annual performance period, the Compensation Committee will average the achievement percentage for each of the three years. The resulting three-year average performance achievement will be used to determine the total number of Core FFO RSUs earned. Core FFO performance was achieved at 126% of target for the 2025 performance period based on the Company's Core FFO for such year.

(3) 1/3rd of these RSUs vested on February 18, 2026, and the remaining shares will vest on each of the next two anniversaries thereafter, generally subject to continued employment through each such vesting date.

(4) For all named executive officers, represents TSR RSUs that would become earned and vested at the end of the performance period (February 8, 2024 – February 5, 2027), assuming the target level of performance. The TSR RSUs are subject to both performance-based vesting and service-based vesting. The number of TSR RSUs that are earned and vest is determined based on achievement of the Company's TSR relative to the Nareit Apartment Index during the three-year performance period. Threshold, target and maximum achievement levels for the TSR Goals were set by the Compensation Committee for the three-year performance period, and no TSRs RSUs will be eligible to vest if TSR performance is below the established threshold level. Maximum achievement will result in 150% of the "target" TSR RSUs being earned. The TSR RSUs are also subject to service-based vesting, at the rate of one-third of the TSR RSUs on each of the first through third anniversaries of the date of grant, based on continued employment through the applicable vesting date.

(5) For all named executive officers, represents Core FFO RSUs that would become earned and vested at the end of the performance period (January 1, 2024 – December 31, 2026) assuming target threshold achievement. These awards are not guaranteed and are subject to three-year average performance and service through 2026. The number of Core FFO RSUs that are earned and vest is based on average annual achievement relative to the Core FFO Goals, over the three-year performance period. The Core FFO Goals applicable to the Core FFO RSUs will be set annually at the start of each fiscal year. The Core FFO RSUs are also subject to service-based vesting through December 31, 2026. The Compensation Committee will determine the Company's achievement percentage for the Core FFO goal for the applicable year and following the end of the third annual performance period, the Compensation Committee will average the achievement percentage for each of the three years. The resulting three-year average performance achievement will be used to determine the total number of Core FFO RSUs earned. Core FFO performance was achieved at 150% of target for the 2024 performance period, and 126% of target for the 2025 performance period.

(6) 1/3rd of these RSUs vested on February 8, 2025, and the remaining shares will vest on each of the next two anniversaries thereafter, generally subject to continued employment through each such vesting date.

(7) 1/3rd of these options vested on December 9, 2023, 2024, and 2025. The options are also subject to a cap on appreciation of $100 per share.

(8) 1/3rd of these options vested on November 30, 2022, 2023, and 2024. The options are also subject to a cap on appreciation of $100 per share.

(9) 1/3rd of these options vested on December 2, 2021, 2022, and 2023. The options are also subject to a cap on appreciation of $100 per share.

(10) 1/3rd of these options vested on December 4, 2020, 2021 and 2022. The options are also subject to a cap on appreciation of $100 per share.

(11) 1/3rd of these options vested on December 6, 2019, 2020 and 2021. The options are also subject to a cap on appreciation of $100 per share.

Option Exercises and Stock Vested for 2025

The following table shows for 2025 the number of shares acquired upon exercise of option awards and the vesting of stock awards and the value realized upon such exercise and vesting.

	OPTION AWARDS		STOCK AWARDS	
NAME	NUMBER OF SHARES ACQUIRED ON EXERCISE (#)	VALUE REALIZED ON EXERCISE ($)[1]	NUMBER OF SHARES ACQUIRED ON VESTING (#)	VALUE REALIZED ON VESTING ($)
ANGELA L. KLEIMAN	5,329	532,900	24,876	6,439,692
BARB M. PAK	6,318	631,800	8,526	2,209,655
RYLAN K. BURNS	—	—	491	129,502
ANNE MORRISON	2,571	257,100	7,638	1,974,502

(1) All such option awards exercised in 2025 were subject to a $100 cap on the appreciation of the market price over the exercise price.

Nonqualified Deferred Compensation

Our executive officers are currently eligible to participate in the Essex Portfolio, L.P. 2021 Deferred Compensation Plan, which is referred to herein as the “2021 deferred compensation plan.” The 2021 deferred compensation plan, which was adopted on January 1, 2021, replaced an older plan to comply with Section 409A of the Code. Under the deferred compensation plan, eligible employees, which include the executive officers of the Company, may elect in accordance with plan procedures to defer up to 25% of their base salary and up to 50% of their cash bonus (and other cash compensation) in any year, in each case, after taking into effect reductions due to income and payroll tax withholding and contributions to benefits plans. The Company does not currently make company matching contributions, although the plan allows the Company to make discretionary contributions. Deferral elections under the 2021 deferred compensation plan must generally be made by December 15th of the calendar year proceeding the calendar year in which the compensation that is to be deferred is scheduled to be earned.

Distributions of the deferred accounts under the 2021 deferred compensation plan are made on the earliest of (1) the participant’s “separation from service,” as defined in the plan, (2) a “change in control,” as defined in the plan or (3) a date specified by the participant at the time the deferral election was made. The distributions are payable in a lump sum, except that a participant may elect a payout of amounts exceeding $150,000 as of the distribution date over a period of 5, 10 or 15 annual installments. Distributions under the 2021 deferred compensation plan payable to a “key employee” (as defined in the plan) in connection with a separation from service will be delayed for six months (to the extent required to comply with Section 409A of the Code).

Under the plans, the earnings in an officer’s account are based on investment earnings (or losses) equal to the actual net investment earning or losses experienced by the investment selected by the participant. Accordingly, any earnings are based solely upon the investment allocations directed by the officer. The Company does not make these investment decisions or guarantee any particular rate of return or other benefit under the plan. Under the investment policies of the plans, and subject to administrative approval, investments may be directed by the officer in any securities generally available and traded on U.S. public markets. However, the plan prohibits investments such as derivative securities, securities issued by Essex, tax-exempt securities, foreign securities not listed on the NYSE, securities determined by the administrator to be illiquid, securities purchased on margin, and a number of other categories intended to limit the permitted investments to securities regularly and publicly traded in the U.S. market. The plans do not impose specific limitations on the frequency of investment selections or changes in investments.

Although each participant’s account is wholly unfunded, the investments selected by the officer are purchased by Essex in and for its own account, which account is maintained by the Company with a brokerage firm, and the return on the deferral account is derived solely from these purchased investments directed by the officer. The plan administrator will not monitor a participant’s investment instructions, but it may require the participant to liquidate an investment that is determined to be inconsistent with the plan’s investment policy, other plan provisions, or Essex’s brokerage account agreement. The following table provides information concerning compensation deferred under the prior deferred compensation plan and the 2021 deferred compensation plan by the named executive officers as of December 31, 2025.

NAME	EXECUTIVE CONTRIBUTIONS IN 2025 ($)[1]	REGISTRANT CONTRIBUTIONS IN 2025 ($)	AGGREGATE EARNINGS/ (LOSSES) IN 2025 ($)	AGGREGATE WITHDRAWALS/ DISTRIBUTIONS ($)	AGGREGATE BALANCE AS OF DECEMBER 31, 2025 ($)
ANGELA L. KLEIMAN	1,288,577	—	674,662	—	5,269,934
BARB M. PAK	—	—	28,582	—	255,911
RYLAN K. BURNS	—	—	—	—	—
ANNE MORRISON	—	—	—	—	—

(1) All contributions in this column are also included as compensation to the named executive officers in the Salary and Non-Equity Incentive Plan Compensation columns of the Summary Compensation Table.

Potential Payments Upon Termination or Change of Control

Long-term Equity Incentive Awards

Upon a change of control of Essex, pursuant to the terms of the Company's Incentive Award Plan and the applicable award agreements, with respect to any RSUs that are held by the executive officers and that are subject to performance-based vesting, the performance period applicable to such RSUs will end on, and the number of RSUs earned will be determined based on performance through, the date of a change of control of Essex. Such earned RSUs for which the service-based vesting requirements have not been satisfied as of the date of the change of control will be eligible to vest in substantially equal installments based on the executive's continued employment on each of the remaining anniversaries of the grant date in the original three-year vesting period. For the TSR RSUs granted in beginning in 2024, if a change in control occurs on or prior to the 12-month anniversary of the grant date, the TSR RSUs will be deemed earned based on "target" performance (or 100%), and such earned TSR RSUs for which the service-based vesting requirements have not been satisfied as of the date of the change of control will be eligible to vest in substantially equal installments based on the executive's continued service on each of the remaining anniversaries of the grant date in the original three-year vesting period. Additionally, with respect to the Core FFO RSUs granted beginning in 2024, if a change in control occurs prior to the end of the three-year performance period, the number of Core FFO RSUs that will vest will be determined based on (i) actual performance for completed performance periods, (ii) the greater of 100% achievement or actual performance for in-progress performance periods, and (iii) 100% achievement for performance periods that have not yet started. Such earned Core FFO RSUs will remain eligible to vest on the last day of the three-year performance period based on the executive's continued service through such date.

Pursuant to the terms of the Company's Incentive Award Plan, any equity-based awards held by the executive officers that are outstanding immediately prior to a change of control of Essex but that are not assumed in connection with such change of control will vest in full effective immediately prior to such change of control (with the number of shares subject to performance-based awards vesting in accordance with the terms set forth above). Accordingly, any performance-based RSUs that have been earned based on actual performance through the date of a change of control of Essex, and any other equity-based incentive awards outstanding immediately prior to a change of control of Essex, will vest in full unless assumed in connection with the change of control.

Further, under the terms of the Severance Plan, the Company's Incentive Award Plan and the applicable award agreements, if, within the period commencing 2 months prior to a change of control of Essex and ending 24 months following a change of control of Essex, the employment of any executive officer is terminated in connection with the change of control and without "cause" (excluding any termination of employment due to the executive officer's death or disability), or if the executive officer resigns from employment for "good reason" (each, a "CIC Qualifying Termination"), any equity-based awards held by the executive officer that were assumed in connection with the change of control and any equity-based awards that were granted in connection with or following the change of control will vest in full (with performance vesting determined as described above with respect to awards granted prior to the change in control).

Under the service-based RSUs granted to the executive officers beginning in 2024, in addition to the vesting described below under the Severance Plan, if an executive officer's employment or service is terminated without cause at least one year after the grant date and at a time when the executive's combined age and years of service is equal to or greater than 68 and the executive officer has at least 7 years of service, all of the service-based RSUs will vest.

Under the TSR RSUs granted to the executive officers beginning in 2024, in addition to the vesting described above in connection with a change in control and below under the Severance Plan, if an executive officer's employment or service is terminated without cause at least one year after the grant date and at a time when the executive's combined age and years of service is equal to or greater than 68 and the executive officer has at least 7 years of service, the executive officer will remain eligible to vest in such TSR RSUs based on actual performance during the performance period.

Under the Core FFO RSUs granted to the executive officers beginning in 2024, in addition to the vesting described above in connection with a change in control and below under the Severance Plan, if an executive officer's employment or service is terminated without cause at least one year after the grant date, the executive will be eligible to vest in one-third of the "target" units for each completed performance period based on actual performance.

Under the Company's Incentive Award Plan, a "change in control" generally includes:

- a merger or consolidation in which the Company is not the surviving entity;
- the sale, transfer or other disposition of all or substantially all of the assets of the Company;
- a complete liquidation or dissolution of the Company,
- any reverse merger in which the Company is the surviving entity but (A) the shares outstanding prior to the merger are converted or exchanged into securities or other property or (B) the securities possessing more than 40% of the voting power of the Company's outstanding securities are transferred to persons different from those who held such securities immediately prior to such merger or series of transactions;
- an acquisition by a person or related group of persons of beneficial ownership of securities possessing more than 50% of the total combined voting power of the Company's outstanding securities; or
- a change in the composition of the Board over a period of 36 months or less such that a majority of the Board members ceases, by reason of contested elections, to be continuing directors.

Severance Payments and Benefits

Under the Severance Plan, in the event of a termination of employment by the Company without cause outside of the change in control context (a "Non-CIC Qualifying Termination"), an executive officer will be eligible to receive a lump-sum cash payment equal to the sum of (i) a number of weeks' base salary (a minimum of eight and a maximum of 52), determined based on the executive officer's number of completed years of service at the time of termination (or 24 months' base salary if the executive officer is the CEO), plus (ii) his or her target annual bonus for the year of termination, pro-rated for the portion of the year elapsed prior to termination.

Under the Severance Plan, as amended, if an executive officer experiences a CIC Qualifying Termination under the Severance Plan, the named executive officer will be entitled to

- a lump-sum cash amount equal to the sum of (a) two times such executive officer's then-current annual base salary (three times then-current base salary for the CEO) and (b) two times such executive officer's target annual bonus (three times for the CEO) for the year of his or her CIC Qualifying Termination;
- a lump-sum cash payment equal to 24 months of COBRA premium payments and life insurance premium payments at the rate in effect at the time of termination;
- accelerated vesting, or its equivalent, with respect to all outstanding, unvested equity-based compensation awards, except that the vesting of performance-vesting awards granted prior to the change in control will be determined in accordance with the applicable award agreement; and
- outplacement services of up to $20,000 in the aggregate.

Under the Severance Plan "change of control" has the same meaning given to such term in the Company's 2018 Stock Award and Incentive Compensation Plan.

Under the Severance Plan, the Company's Incentive Award Plan and the applicable award agreements, "good reason" is generally defined as (i) a substantial adverse change in the executive officer's authority, duty or power, (ii) a reduction in annual base salary, (iii) a reduction in annual bonus opportunity to an annual bonus opportunity that is less than the highest bonus opportunity during the three fiscal years preceding the date of the change of control, (iv) a reduction in target annual long-term incentive opportunity, (v) a material reduction in certain employee benefits, (vi) certain relocations, (vii) failure to pay compensation owed to the executive officer, (vii) failure to obtain an effective agreement from any successor to assume the Severance Plan, or (viii) a material breach by Essex under the Severance Plan.

Under the Severance Plan, the Company's Incentive Award Plan and the applicable award agreements, "cause" is generally defined as (i) a willful act of dishonesty with respect to any matter involving Essex, (ii) conviction of a crime involving moral turpitude, or (iii) deliberate or willful failure to substantially perform duties, which continues for 30 days following receipt of notice from Essex.

Individuals participating in the Severance Plan are not entitled to any tax "gross up" in respect of excise taxes, if any, that might arise under the "golden parachute" sections of the federal income tax law (Sections 280G and 4999 of the Code), and may be subject to a reduction in benefits if any such excise tax were applicable and the reduced benefit would maximize the after-tax payment to the participant.

CIC Qualifying Termination. The table below illustrates hypothetical payments under the Severance Plan, the Company's Incentive Award Plan and the applicable award agreements, in each case as in effect on December 31, 2025, as if a change of control had occurred on December 31, 2025 and a named executive officer incurred a termination of employment other than for "cause" or for "good reason" on such date. The value of accelerated equity awards reflected in the table below was calculated based on the closing price per share of our common stock on December 31, 2025 ($261.68), the last trading day of 2025, multiplied by the number of awards subject to accelerated vesting (less the exercise price in case of stock options).

NAME	CASH SEVERANCE ($)	VALUE OF BENEFITS ($)[1]	VALUE OF ACCELERATED EQUITY AWARDS ($)	TOTAL ($)[2]
ANGELA L. KLEIMAN	11,400,000	79,102	9,810,383	21,289,485
BARB M. PAK	3,900,000	79,102	4,174,058	8,153,160
RYLAN K. BURNS	3,025,000	79,102	1,936,170	5,040,272
ANNE MORRISON	2,625,000	79,102	2,188,692	4,892,794

(1) These amounts are based on the estimated average value of the benefits for all named executive officers. Actual amounts for individual officers may differ from this average amount. These amounts do not include the value of outplacement benefits, as the actual amount utilized by an executive, if any, is uncertain despite the existence of a maximum benefit cap of $20,000.

(2) The total does not include: (i) available balances under the nonqualified deferred compensation plan table preceding this table, (ii) any amounts due for accrued but unpaid wages under applicable law or under generally available benefit plans such as our 401(k) plan, at the time of any employment termination, or (iii) the proceeds of insurance policies paid by insurance companies in the event of death or disability.

Non-CIC Qualifying Termination. The table below illustrates hypothetical payments under the Severance Plan, the Company's Incentive Award Plan and the applicable award agreements, in each case as in effect on December 31, 2025 as if a named executive officer experienced a termination of employment other than for "cause" on such date and such termination was not a CIC Qualifying Termination. The value of accelerated equity awards reflected in the table below was calculated based on the closing price per share of our common stock on December 31, 2025 ($261.68), the last trading day of 2025, multiplied by the number of awards subject to accelerated vesting (less the exercise price in case of stock options).

NAME	CASH SEVERANCE ($)	VALUE OF BENEFITS ($)[1]	VALUE OF ACCELERATED EQUITY AWARDS ($)	TOTAL ($)[2]
ANGELA L. KLEIMAN	1,900,000	79,102	9,810,383	11,789,485
BARB M. PAK	650,000	79,102	4,174,058	4,903,160
RYLAN K. BURNS	275,000	79,102	1,936,170	2,290,272
ANNE MORRISON	525,000	79,102	2,188,692	2,792,794

(1) These amounts are based on the estimated average value of the benefits for all named executive officers for the applicable severance period. Actual amounts for individual officers may differ from this average amount. These amounts do not include the value of outplacement benefits, as the actual amount utilized by an executive, if any, is uncertain despite the existence of a maximum benefit cap of $20,000.

(2) The total does not include: (i) available balances under the nonqualified deferred compensation plan table preceding this table, (ii) any amounts due for accrued but unpaid wages under applicable law or under generally available benefit plans such as our 401(k) plan, at the time of any employment termination, or (iii) the proceeds of insurance policies paid by insurance companies in the event of death or disability.



Pay Versus Performance

Pay Versus Performance Table

The following table sets forth information concerning the compensation of our named executive officers ("NEOs") for each of the fiscal years ended December 31, 2021, 2022, 2023, 2024 and 2025, and our financial performance for each such fiscal year:

							VALUE OF INITIAL FIXED $100 INVESTMENT BASED ON:			
YEAR	SUMMARY COMPENSATION TABLE TOTAL FOR PEO (SCHALL) ($)	SUMMARY COMPENSATION TABLE TOTAL FOR PEO (KLEIMAN) ($)	COMPENSATION ACTUALLY PAID TO PEO (SCHALL)[(1)] ($)	COMPENSATION ACTUALLY PAID TO PEO (KLEIMAN)[(1)] ($)	AVERAGE SUMMARY COMPENSATION TABLE TOTAL FOR NON-PEO NEOs ($)	AVERAGE COMPENSATION ACTUALLY PAID TO NON-PEO NEOs[(1)(2)] ($)	TOTAL STOCKHOLDER RETURN ($)	PEER GROUP TOTAL STOCKHOLDER RETURN ($)[(3)]	NET INCOME (IN THOUSANDS) ($)[(4)]	CORE FFO PER DILUTED SHARE ($)[(5)]
2025	—	10,096,804	—	10,260,636	3,563,383	3,632,287	130.12	129.86	702,773	15.94
2024	—	8,196,283	—	11,034,898	2,866,434	3,693,118	136.98	142.01	811,306	15.60
2023	2,742,016	3,076,648	5,829,702	6,234,794	1,442,044	2,620,160	115.70	117.87	430,708	15.03
2022	4,054,224	—	(4,363,421)	—	3,253,453	1,039,588	94.85	111.34	432,985	14.51
2021	7,183,068	—	8,887,546	—	3,175,109	3,773,473	152.40	163.61	515,691	12.49

(1) Amounts represent compensation actually paid to our CEOs and the average compensation actually paid to our remaining NEOs for the relevant fiscal year, as determined under SEC rules (and described below), which includes the individuals indicated in the table below for each fiscal year:

YEAR	CEO	NON-CEO NEOs
2025	Angela L. Kleiman	Barb M. Pak, Rylan K. Burns, and Anne Morrison
2024	Angela L. Kleiman	Barb M. Pak, Rylan K. Burns, and Anne Morrison
2023	Michael J. Schall and Angela L. Kleiman	Barb M. Pak, Adam W. Berry and Anne Morrison
2022	Michael J. Schall	Angela L. Kleiman, Barb M. Pak, Adam W. Berry and Anne Morrison
2021	Michael J. Schall	Angela L. Kleiman, Barb M. Pak and Adam W. Berry

Compensation actually paid to our NEOs represents the “Total” compensation reported in the Summary Compensation Table for the applicable fiscal year, as adjusted as follows:

	2021		2022		2023			2024		2025	
ADJUSTMENTS	PEO ($)	AVERAGE NON-PEO NEOs ($)	PEO ($)	AVERAGE NON-PEO NEOs ($)	PEO (SCHALL) ($)	PEO (KLEIMAN) ($)	AVERAGE NON-PEO NEOs ($)	PEO (KLEIMAN) ($)	AVERAGE NON-PEO NEOs ($)	PEO (KLEIMAN) ($)	AVERAGE NON-PEO NEOs ($)
Deduction for Amounts Reported under the “Stock Awards” and “Option Awards” Columns in the Summary Compensation Table for Applicable FY	(3,750,204)	(1,350,199)	(570,101)	(1,631,393)	—	—	—	(3,034,560)	(807,016)	(4,733,254)	(1,372,042)
Increase based on ASC 718 Fair Value of Awards Granted during Applicable FY that Remain Unvested as of Applicable FY End, determined as of Applicable FY End	3,830,188	1,379,019	578,898	1,696,781	—	—	—	3,711,186	1,123,693	5,017,146	1,452,610
Increase/deduction for Awards Granted during Prior FY that were Outstanding and Unvested as of Applicable FY End, determined based on change in ASC 718 Fair Value from Prior FY End to Applicable FY End	1,444,302	470,461	(5,812,145)	(1,611,345)	1,441,309	2,498,234	824,875	1,750,811	385,600	396,919	105,480
Increase/deduction for Awards Granted during Prior FY that Vested During Applicable FY, determined based on change in ASC 718 Fair Value from Prior FY End to Vesting Date	180,192	99,083	(2,614,297)	(667,908)	1,646,377	659,912	353,241	411,179	124,407	(516,979)	(117,144)
Total Adjustments	1,704,478	598,364	(8,417,645)	(2,213,865)	3,087,686	3,158,146	1,178,116	2,838,616	826,684	163,832	68,904

(2) Fair value or change in fair value, as applicable, of equity awards in the “Compensation Actually Paid” columns was determined by reference to (i) for market-based awards, the fair value calculated by a Monte Carlo simulation model as of the applicable year-end dates, which utilizes multiple input variables, including expected volatility of our stock price and other assumptions appropriate for determining fair value, to estimate the probability of satisfying the performance objective established for the award, including the expected volatility of our stock price relative to the applicable comparative index and a risk-free interest rate and (ii) for stock options, a Black Scholes value as of the applicable year-end or vesting dates. For additional information on the assumptions used to calculate the valuation of the awards, see the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2025 and prior fiscal years.

(3) For the relevant fiscal year, represents the cumulative TSR (the “Peer Group TSR”) of the Nareit Apartment Index.

(4) Amounts shown in Thousands.

(5) Core Funds from Operations (“Core FFO”) and Core FFO per diluted share are non-GAAP measures. Funds from Operations (“FFO”) is a financial measure that is commonly used in the REIT industry. The Company presents FFO and FFO excluding non-core items, or Core FFO, as supplemental operating performance measures. In calculating FFO, the Company follows the definition for this FFO published by the National Association of Real Estate Investment Trusts (“Nareit”), which is the leading REIT industry association. The Company believes that, under the Nareit FFO definition, the two most significant adjustments made to net income are (i) the exclusion of historical cost depreciation and (ii) the exclusion of gains and losses from the sale of previously depreciated properties. For a discussion of the calculation of Core FFO and Core FFO per share-diluted and reconciliations to the most directly comparable measures under U.S. GAAP, see Appendix A.

Narrative Disclosure to Pay Versus Performance Table

Relationship Between Financial Performance Measures

The graphs below compare the compensation actually paid to our CEO and the average of the compensation actually paid to our remaining NEOs, with (i) our cumulative TSR, (ii) our Peer Group TSR, (iii) our net income, and (iv) our Core FFO per diluted share, in each case, for the fiscal years ended December 31, 2021, 2022, 2023, 2024 and 2025.

TSR amounts reported in the graph assume an initial fixed investment of $100, and that all dividends, if any, were reinvested.

Compensation Actually Paid versus Total Stockholder Return


$12,000,000
$10,000,000
$8,000,000
$6,000,000
$4,000,000
$2,000,000
$0
-$2,000,000
-$4,000,000
-$6,000,000
Compensation Actually Paid
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
Total Stockholder Return
FY2021
FY2022
FY2023
FY2024
FY2025
PEO Compensation Actually Paid (Kleiman)
Non-PEO NEO Compensation Actually Paid
PEO Compensation Actually Paid (Schall)
Peer Group TSR
Cumulative TSR

Compensation Actually Paid versus Net Income


$13,000,000
$11,000,000
$9,000,000
$7,000,000
$5,000,000
$3,000,000
$1,000,000
$(1,000,000)
$(3,000,000)
$(5,000,000)
Compensation Actually Paid
$900,000,000
$800,000,000
$700,000,000
$600,000,000
$500,000,000
$400,000,000
$300,000,000
$200,000,000
$100,000,000
$0
Net Income
FY2021
FY2022
FY2023
FY2024
FY2025
PEO Compensation Actually Paid (Schall)
Non-PEO NEO Compensation Actually Paid
PEO Compensation Actually Paid (Kleiman)
Net Income

Compensation Actually Paid versus Core FFO per Diluted Share


$12,000,000
$10,000,000
$8,000,000
$6,000,000
$4,000,000
$2,000,000
$0
-$2,000,000
-$4,000,000
-$5,000,000
Compensation Actually Paid
$18
$16
$14
$12
$10
$8
$6
$4
$2
$0
Core FFO per Diluted Share
FY2021
FY2022
FY2023
FY2024
FY2025
PEO Compensation Actually Paid (Schall)
Non-PEO NEO Compensation Actually Paid
PEO Compensation Actually Paid (Kleiman)
Core FFO perDiluted Share

Pay Versus Performance Tabular List

We believe the following performance measures represent the most important financial performance measures used by us to link compensation actually paid to our named executive officers for the fiscal year ended December 31, 2025:

1. Core FFO;
2. Core FFO per diluted share; and
3. Same-property NOI

For additional details regarding our most important financial performance measures, please see the sections titled "Executive Summary" and "Overview of Named Executive Officer Compensation Program" in our Compensation Discussion and Analysis (CD&A) elsewhere in this proxy statement.

For a discussion of the calculation of Core FFO, Core FFO per share-diluted, EBITDAre, net-debt-to-EBITDAre, NOI and same-property NOI and reconciliations to the most directly comparable measures under U.S. GAAP, see Appendix A.



Equity Compensation Plans

The following table summarizes share and exercise price information about our equity compensation plans as of December 31, 2025.

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (#)	WEIGHTED AVERAGE EXERCISE PRICE FOR OUTSTANDING OPTIONS, WARRANTS AND RIGHTS ($)	SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER PLAN (#)
Equity compensation plans approved by security holders: Stock Incentive Plans	474,236 [1]	285.31 [2]	1,939,941 [3]
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	474,236		1,939,941

(1) Number of securities to be issued includes 54,547 LTIP Units granted in 2013 and 2014 but excludes 95,147 shares of unvested restricted stock.

(2) This weighted average price amount applies only to options granted under the Company's 1994, 2004, 2013 and 2018 plans.

(3) Includes 500,000 shares available for future issuance under our 2013 Employee Stock Purchase Plan (the "ESPP") and 698,366 shares available for future issuance under our 2013 Stock Award and Incentive Compensation Plan. No options have been granted, and no shares of Common Stock have been purchased, under the ESPP. This plan has not been implemented by the Company.



CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S- K, we are providing the following information regarding the ratio of the annual total compensation of our median employee to the annualized total compensation of Angela L. Kleiman, our Chief Executive Officer and President (our “CEO”). We consider the pay ratio specified below to be a reasonable estimate, calculated in a manner that is intended to be consistent with the requirements Item 402(u) of Regulation S-K.

For 2025, our last completed fiscal year:

- the annual total compensation of the employee who represents our median compensated employee (other than our CEO) was $113,049; and
- the annual total compensation of our CEO, as reported in the Summary Compensation Table above, was $10,096,804.

Based on this information, for 2025, the annual total compensation of our CEO was approximately 89.2 times the median of the annual total compensation of all of our employees (other than our CEO).

Determining the Median Employee

Employee Population

The Company used our employee population data as of December 22, 2025 as the reference date for identifying our median employee. As of such date, our employee population consisted of approximately 1,661 individuals, approximately 67.6% of which were hourly employees, and all of whom were located in the United States. For purposes of the pay ratio calculation our employee population consists of all full- and part-time employees at all locations (other than our CEO), including all temporary employees employed as of the measurement date.

Methodology for Determining our Median Employee

To identify the median employee from our employee population, we used total base compensation plus all incentive pay as reflected in our payroll records. In identifying the median employee, we annualized the compensation of all permanent employees who were new-hires in 2025 and we did not make any cost-of-living adjustments.

Compensation Measure and Annual Total Compensation of Median Employee

With respect to the annual total compensation of the median employee, we calculated such employee’s compensation for 2025 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, plus, pursuant to SEC rules and to maintain consistency with the calculation of compensation for our CEO, we have elected to voluntarily include the value of benefits provided to our median employee under non-discriminatory benefit plans available to all employees during 2025, which includes, for this purpose, medical benefit premiums paid by the Company, educational reimbursement benefits and the value of employee discounts provided to the median employee during 2025. The value of these non-discriminatory benefits provided to our CEO during 2025 are also included in the annual total compensation of our CEO, as applicable, reported in our 2025 Summary Compensation Table above.

Annual Total Compensation of CEO

With respect to the annual total compensation of our CEO, we used the amount reported in the “Total” column of our 2025 Summary Compensation Table included in this proxy statement, which includes the value of benefits provided to our CEO under non-discriminatory benefit plans available to all employees during 2025.



Report of the Audit Committee

This report is not deemed to be soliciting material, filed with the SEC, or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that Essex specifically incorporates it by reference into a document filed with the SEC.

The Audit Committee consists of Mr. Arabia, Ms. Hawthorne, and Ms. Kasaris. Ms. Kasaris serves as Chairperson of the Audit Committee. The Board has determined that each of the members of the Audit Committee meets the independence and experience requirements of the rules and regulations of the NYSE and the SEC, as currently applicable to the Company.

The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing financial reports and other financial information provided by the Company to any governmental body or the public, the Company's systems of internal control regarding finance, accounting, legal compliance and ethics that management and the Board have established, and the processes relating to the Company's auditing, accounting and financial reporting as of December 31, 2025. The Audit Committee annually approves the appointment of an independent registered public accounting firm to audit the consolidated financial statements and internal control over financial reporting of the Company and meets with personnel of the Company to review the scope and the results of the annual audits, the amount of audit fees, the Company's internal control over financial reporting, the Company's consolidated financial statements and schedule contained in the Company's Annual Report included in the Form 10-K and other related matters.

The Audit Committee has reviewed and discussed with management the consolidated financial statements for fiscal year 2025 and effectiveness of internal control over financial reporting as of December 31, 2025 audited by KPMG LLP, the Company's independent registered public accounting firm. The Audit Committee has discussed with KPMG LLP various matters related to the financial statements, including those matters required to be discussed by rules adopted by the Public Company Accounting Oversight Board.

The Audit Committee has also received the written disclosures and the letter from KPMG LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the communications of KPMG LLP with the Audit Committee concerning independence and has discussed with KPMG LLP its independence. Based upon such review and discussions, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2025, for filing with the SEC.

Members of the Audit Committee

John V. Arabia
Maria R. Hawthorne
Mary Kasaris, Chairperson



Certain Relationships and Related Person Transactions

Policies and Procedures with Respect to Related Person Transactions

The Company has adopted written related party transaction guidelines that are intended to cover transactions in which the Company (including entities it controls) is a party and in which any "related person" has a direct or indirect interest. A "related person" means any person who is or was (since the beginning of the last fiscal year) an Essex director, director nominee, or executive officer, any beneficial owner of more than 5% of the outstanding shares of Common Stock, any immediate family member of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest. A related party transaction is a transaction in which the Company or any of its subsidiaries was, is or will be a participant and in which any related person has a direct or indirect material interest. A related person may be considered to have an indirect interest in a transaction if he or she (i) is an owner, director, officer or employee of or otherwise associated with another company that is engaging in a transaction with Essex, or (ii) otherwise, through one or more entities or arrangements, has an indirect financial interest in or personal benefit from the transaction.

The related person transaction review and approval process is intended to determine, among any other relevant issues, the dollar amount involved in the transaction; the nature and value of any related person's direct or indirect interest (if any) in the transaction; and whether (i) a related person's interest in the transaction is material, (ii) the transaction is fair and reasonable or inconsistent with the interests of Essex and its stockholders, and (iii) the transaction or relationship should be entered into, continued or ended.

Generally, unless the transaction is one that is pre-approved under the related party transaction guidelines, prior to entering into a related party transaction, various information about the proposed transaction is to be submitted to the Audit Committee, or subcommittee thereof, which will then review the proposed transaction for compliance with the related party approval guidelines and make a determination as to whether or not to approve the transaction.

The guidelines also list types of related person transactions that are governed by specific approval procedures:

- Property Transactions: as to the acquisition or disposition of properties that may involve a related person, the guidelines list specified information to be provided to the Audit Committee, including a description of the related person's direct or indirect interest in the transaction, the underwriting process, risk and mitigation information, the property marketing process, and analysis of comparable transactions. For two years after an acquisition involving a related person, the Audit Committee will receive reports concerning actual versus underwritten performance.
- Preferred Equity/Subordinate Debt Transactions: as to these transactions, the Audit Committee must be provided information concerning the proposed transaction that is comparable to that set forth above for property transactions, and reports must be made to the Audit Committee quarterly as to the status of the transaction and promptly as to any default or similar event. Unless otherwise approved by the Board, the amount outstanding under, or invested pursuant to, all preferred equity/subordinate debt transactions involving the same related person may not exceed $75 million with respect to any investments in properties under construction and $135 million in total investments.

The guidelines also require that the Board is to be annually provided a report of the related person transactions that have been entered into since the date of the last such report to the Board.

Agreements Between Mr. Marcus and the Company

George Marcus, the Company's Chairman and founder, is also involved in other real estate businesses. Mr. Marcus has entered into a written agreement with the Company pursuant to which Mr. Marcus has agreed (i) that he will not divert any multifamily property acquisition and/or development opportunities, which involve properties in the Company's geographic areas and with more than one hundred rental units, that are presented to him in his capacity as Chairman of the Company to any of his affiliated companies, (ii) that he will not divulge any confidential or proprietary information regarding property acquisition and/or development opportunities that may be received by him in his capacity as Chairman of the Company to any of his affiliated companies and (iii) that he will recuse himself from any and all discussions by the Board regarding any proposed acquisition and/or development of a multifamily property where it appears that there may be an actual conflict of interest with any of his affiliated companies. This agreement was approved by the independent directors (other than Mr. Marcus) of the Company.

Indemnification Agreements

We have entered into indemnification agreements with all of our named executive officers, other executive officers and with each of our directors. The indemnification agreements provide that, if a director or executive officer is a party, or is threatened to be made a party, to any proceeding by reason of such director's or executive officer's status as a director, officer, employee or agent of our Company, we must indemnify such director or executive officer to the maximum extent permitted by Maryland law for all judgments, penalties, fines and amounts paid in settlement and all expenses actually and reasonably incurred by them or on their behalf, subject to certain exceptions, procedures and other applicable terms of the agreements.

Other Transactions

Mr. Marcus is the Chairman of Marcus & Millichap Company ("MMC"), which is the parent company of a diversified group of real estate service, investment and development firms. Mr. Marcus is also the Chairman of Marcus & Millichap, Inc. ("MMI") and owns a controlling interest in MMI. MMI is a national brokerage firm listed on the NYSE that completed its initial public offering in 2013.

As of December 31, 2025, the Company had investments with a total carrying value of $62.9 million with affiliates of MMC. For the year ended December 31, 2025, there were no brokerage commission fees paid by the Company to MMI and its affiliates related to real estate transactions.

The Company charges certain fees relating to its co-investments for asset management, property management, development and redevelopment services. These fees from affiliates totaled $9.5 million for the year ended December 31, 2025.

The Company has provided short-term bridge loans to affiliates. As of December 31, 2025, $5.2 million of short-term loans remained outstanding due from joint venture affiliates.



PROPOSAL 2

Ratification of Appointment of Independent Registered Public Accounting Firm

KPMG LLP served as the Company's independent registered public accounting firm for the fiscal year ended December 31, 2025, and has been appointed by the Audit Committee and the Board to continue as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2026. A representative of KPMG LLP is expected to be present at the Annual Meeting. The representative will have an opportunity to make a statement if he or she so desires and will be able to respond to appropriate questions.

Stockholder ratification of the appointment of KPMG LLP as our independent registered public accounting firm is not required by our Bylaws or otherwise. However, the Board is submitting the appointment of KPMG LLP to our stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the appointment, the Audit Committee and the Board will reconsider whether or not to retain KPMG LLP. Even if the appointment is ratified, the Audit Committee and the Board in their discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of the Company.

Unless marked to the contrary, proxies received will be voted "FOR" ratification of KPMG LLP as the independent registered public accounting firm for the fiscal year ending December 31, 2026.



Fees Paid to KPMG LLP

Audit and Non-Audit Fees

The following table presents fees billed for professional audit services rendered by KPMG LLP for the audit of the Company's annual financial statements for the years ended December 31, 2025 and 2024 and fees billed for other services rendered by KPMG LLP during those periods:

	2025	2024
Audit Fees[(1)]	$2,120,411	$2,150,380
Audit-Related Fees[(2)]	—	62,572
Tax Fees[(3)]	25,205	58,500
All Other Fees	—	—
Total	$2,145,616	$2,271,452

(1) Audit Fees consist of fees billed for professional services rendered for the audit of the Company's consolidated annual financial statements, the audit of internal control over financial reporting as of the end of the year, reviews of the interim consolidated financial statements included in quarterly reports, comfort letters to underwriters, and services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements.

(2) Audit-Related Fees consist of limited assurance services related to sustainability metrics for the Company's line of credit and agreed-upon procedures engagements.

(3) Tax Fees consist of fees billed for professional services rendered for tax compliance, tax advice and tax planning for both federal and state income taxes.

The Audit Committee considers as necessary whether services other than audit and audit-related services provided by KPMG LLP are compatible with maintaining the independence of KPMG LLP.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee has adopted a policy for the pre-approval of all audit services and permissible non-audit services provided by our independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services.

Under the policy, pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is subject to a specific budget. In addition, the Audit Committee may also pre-approve particular services on a case-by-case basis. For each proposed service, the independent registered public accounting firm may be required to provide detailed back-up documentation at the time of approval. The status of any pre-approved service is reported at subsequent Audit Committee meetings. All permissible non-audit services provided by our independent registered public accounting firm have been pre-approved by the Audit Committee or a designated Audit Committee member, who is responsible for reporting to the Audit Committee any such pre-approvals at the next scheduled committee meeting.

The Board unanimously recommends that the stockholders vote "FOR" ratification of the appointment of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2026.


150

PROPOSAL 3

Advisory Vote on The Company's Named Executive Officer Compensation

The Compensation Discussion and Analysis in this proxy statement describes the Company's executive compensation program and the compensation decisions made by the Compensation Committee with respect to the Company's named executive officers for the year ended December 31, 2025. The Board is asking our stockholders to cast a non-binding advisory vote on the following resolution:

> "RESOLVED, that the stockholders of Essex Property Trust, Inc. approve the compensation of the Company's named executive officers, as disclosed in the Company's proxy statement for the annual meeting of stockholders in 2026 pursuant to the compensation disclosure rules of the Securities and Exchange Commission (which disclosure includes the Compensation Discussion and Analysis, the named executive officer compensation tables and the related footnotes and narrative accompanying the tables)."

The Board is asking our stockholders to vote "FOR" this proposal. Although the stockholders' vote on this proposal is advisory and non-binding, the Compensation Committee values the views of our stockholders and will take into account the outcome of the vote when considering future compensation decisions for our named executive officers. The next such advisory vote will be held at the 2027 annual meeting of stockholders. Section 14A of the Exchange Act requires that we solicit your advisory vote on this proposal.

The Board unanimously recommends that the stockholders vote "**FOR**" Proposal No. 3.



Deadline For Receipt of Stockholder Proposals

Requirements for Stockholder Proposals to be Brought Before an Annual Meeting. For stockholder proposals to be considered properly brought before an annual meeting by a stockholder, the stockholder, pursuant to the advance notice provisions of the Bylaws, must have given timely notice thereof in writing to Ms. Anne Morrison, Secretary, Essex Property Trust, Inc., 1100 Park Place, Suite 200, San Mateo, California 94403. To be timely for the Company's 2027 annual meeting of stockholders, a stockholder's notice must be received by the Secretary at the principal executive offices of the Company, no earlier than November 1, 2026 and no later than 5:00 p.m., Pacific Time, on December 1, 2026. A stockholder's notice shall set forth:

- as to each person whom the stockholder proposes to nominate for election or reelection as a director all information and certifications relating to such person that is required to be disclosed in connection with the solicitation of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act;
- as to any other business that the stockholder proposes to bring before the meeting, (A) a description of the business (including the text of any proposal) desired to be brought before the meeting, the reasons for proposing such business at the meeting and any material interest in such business of such stockholder or any stockholder associated person (as defined in the Bylaws), including any anticipated benefit to the stockholder or stockholder associated person therefrom and (B) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Regulation 14A of the Exchange Act;
- as to the stockholder giving the notice, any proposed nominee and any stockholder associated person:
  - the class, series and number of shares of stock of the Company or any affiliate of the Company that each of them own, the date the shares were acquired and the investment intent of such acquisition and any short interest in Company shares by any such person,
  - the nominee holder for, and number of, shares of stock or other securities of the Company or any affiliate of the Company owned beneficially but not of record by such person,
  - whether such person has engaged in any hedging, derivative or other transaction with respect to Company shares or any shares of any entity listed in the peer group in the stock performance graph in the Company's most recent annual report, and
  - any substantial interest of such person in the Company, other than an interest arising from the ownership of Company shares;
- as to the stockholder giving the notice, any stockholder associated person and any proposed nominee,
  - the person's name and address, and
  - the person's investment strategy or objective and a copy of the prospectus, offering memorandum or similar document provided to investors in such person;
- the name and address of any person who contacted or was contacted by the stockholder giving the notice or any stockholder associated person about the proposed nominee or other proposed business;
- the name and address of any other person supporting the proposed nominee or the proposed business;
- a representation that such stockholder, its proposed nominee(s) or associated person(s) intends or is part of a group which intends to solicit the holders of shares representing at least 67% of the voting power of shares entitled to vote on the election of directors in support of such proposed nominees in accordance with Rule 14a-19 of the Exchange Act;
- all other information regarding such stockholder and each associated person that would be required to be disclosed in connection with the solicitation of proxies for the election of directors in an election contest (even if an election contest is not involved), or would otherwise be required in connection with such a solicitation, in each case pursuant to Regulation 14A of the Exchange Act; and
- with respect to any proposed nominee and the stockholder giving the notice, a written undertaking and certain other information and certifications described in the Bylaws.

Any director nominations received from stockholders will be evaluated in the same manner that nominees suggested by Board members, management or other parties are evaluated. In addition to satisfying the foregoing requirements under the Company's Bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 13, 2027. The Company intends to file a proxy statement and white proxy card with the SEC in connection with its solicitation of proxies for the Company's 2027 annual meeting.

The foregoing is a summary of the applicable provisions of the current Bylaws and is qualified by reference to the Bylaws, which were last filed as an exhibit to the Company's Current Report on Form 8-K, filed December 13, 2022.

Requirements for Stockholder Proposals to be Considered for Inclusion in the Company's Proxy Materials. Stockholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act and intended to be presented at the Company's 2027 annual meeting of stockholders must be received by the Company not later than December 1, 2026 in order to be considered for inclusion in the Company's proxy materials for that meeting.

Proxy Access Nominations. Any stockholder (or group of up to 20 stockholders) meeting the Company's continuous ownership requirements set forth in the Bylaws that wishes to nominate a candidate for election to the Board for inclusion in the Company's proxy materials for its 2027 annual meeting of stockholders must provide written notice to our Secretary no earlier than November 1, 2026 and no later than 5:00 p.m., Pacific Time, on December 1, 2026. Other specifics regarding the foregoing proxy access right, including the required content of the notice and certain other eligibility, procedural and disclosure requirements, can be found in Section 2.13 of the Bylaws.


FITNESS ROOM

Other Matters

The Board is not aware of any other matter to be presented to the Annual Meeting. If any other business is properly brought before the Annual Meeting, the persons named in the enclosed proxy will act thereon in their discretion. It is important that the proxies be returned promptly and that your shares be represented. Stockholders are urged to mark, date, execute and promptly return the accompanying proxy card in the enclosed envelope.



Form 10-K Annual Report

UPON WRITTEN REQUEST TO THE INVESTOR RELATIONS DEPARTMENT, ESSEX PROPERTY TRUST, INC., 1100 PARK PLACE, SUITE 200, SAN MATEO, CALIFORNIA 94403, THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON SOLICITED A COPY OF THE ANNUAL REPORT ON FORM 10-K, INCLUDING FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES FILED THEREWITH. A COPY OF THE ANNUAL REPORT ON FORM 10-K IS ALSO AVAILABLE, FREE OF CHARGE, ON OUR WEBSITE AT HTTPS://WWW.ESSEX.COM.

By Order of the Board of Directors,



Angela L. Kleiman
Chief Executive Officer and President
San Mateo, California
March 31, 2026



Appendix A Definitions and Reconciliation of Non-GAAP Financial Measures

Funds From Operations (“FFO”) and Core FFO

FFO, as defined by Nareit, is generally considered by industry analysts as an appropriate measure of performance of an equity REIT. Generally, FFO adjusts the net income of equity REITs for non-cash charges such as depreciation and amortization of rental properties, impairment charges, gains on sales of real estate and extraordinary items. Management considers FFO and FFO which excludes non-core items, which is referred to as “Core FFO,” to be useful supplemental operating performance measures of an equity REIT because, together with net income and cash flows, FFO and Core FFO provide investors with additional bases to evaluate the operating performance and ability of a REIT to incur and service debt and to fund acquisitions and other capital expenditures and to pay dividends. By excluding gains or losses related to sales of depreciated operating properties and land and excluding real estate depreciation (which can vary among owners of identical assets in similar condition based on historical cost accounting and useful life estimates), FFO can help investors compare the operating performance of a real estate company between periods or as compared to different companies. By further adjusting for items that are not considered part of the Company’s core business operations, Core FFO allows investors to compare the core operating performance of the Company to its performance in prior reporting periods and to the operating performance of other real estate companies without the effect of items that by their nature are not comparable from period to period and tend to obscure the Company’s actual operating results.

FFO and Core FFO do not represent net income or cash flows from operations as defined by U.S. GAAP and are not intended to indicate whether cash flows will be sufficient to fund cash needs. These measures should not be considered as alternatives to net income as an indicator of the REIT’s operating performance or to cash flows as a measure of liquidity. FFO and Core FFO do not measure whether cash flow is sufficient to fund all cash needs including principal amortization, capital improvements and distributions to stockholders. FFO and Core FFO also do not represent cash flows generated from operating, investing or financing activities as defined under GAAP. Management has consistently applied the Nareit definition of FFO to all periods presented. However, there is judgment involved and other REITs’ calculation of FFO may vary from the Nareit definition for this measure, and thus their disclosures of FFO may not be comparable to the Company’s calculation.

The following table sets forth the Company's calculation of diluted FFO and Core FFO for the twelve months ended December 31, 2025 and 2024.

CONSOLIDATED FUNDS FROM OPERATIONS (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS AND IN FOOTNOTES)	TWELVE MONTHS ENDED DECEMBER 31, 2025	TWELVE MONTHS ENDED DECEMBER 31, 2024	% CHANGE
Net income available to common stockholders	$ 669,666	$ 741,522	
Adjustments:			
Depreciation and amortization	607,542	580,220	
Gains not included in FFO	(305,043)	(386,138)	
Impairment loss from unconsolidated co-investments	12,634	3,726	
Depreciation and amortization from unconsolidated co-investments	56,848	66,943	
Noncontrolling interest related to Operating Partnership units	23,649	26,414	
Depreciation attributable to third party ownership and other	(160)	31,191	
Funds from operations attributable to common stockholders and unitholders	$1,065,136	$1,063,878	
FFO per share-diluted	$ 15.98	$ 15.99	-0.1%
Non-core items:			
Expensed acquisition and investment related costs	$ 25	$ 72	
Tax benefit on unconsolidated technology co-investments	(2,096)	(929)	
Realized and unrealized gains on marketable securities, net	(3,809)	(8,347)	
Provision for credit losses	26	(179)	
Equity income from unconsolidated technology co-investments	(6,552)	(10,344)	
Loss on early retirement of debt	762	—	
Loss on early retirement of debt from unconsolidated co-investments	122	—	
Co-investment promote income	—	(1,531)	
Income from early redemption of preferred equity investments and notes receivable	(70)	—	
General and administrative and other, net [1]	10,004	39,341	
Insurance reimbursements, legal settlements, and other, net [2]	(808)	(43,794)	
Core funds from operations attributable to common stockholders and unitholders	$1,062,740	$1,038,167	
Core FFO per share-diluted	$ 15.94	$ 15.60	2.2%
Weighted average number of shares outstanding diluted [3]	66,669,649	66,533,908	

(1) Includes political advocacy costs of $2.0 million and $33.3 million for the years ended December 31, 2025 and 2024, respectively.

(2) There were no material gains from legal settlements for the year ended December 31, 2025. For the year ended December 31, 2024, the Company settled two lawsuits related to construction defects at two communities and received cash recoveries of $42.5 million. The Company determined that all uncertainties were resolved upon receipt of cash and recorded a gain which was excluded from Core FFO.

(3) Assumes conversion of all outstanding limited partnership units in the operating partnership into shares of the Company's common stock and excludes DownREIT limited partnership units.

EBITDAre and Adjusted EBITDAre

Nareit defines earnings before interest, taxes, depreciation and amortization for real estate ("EBITDAre") (September 2017 White Paper) as net income (computed in accordance with U.S. GAAP) before interest expense, income taxes, depreciation and amortization expense, and further adjusted for gains and losses from sales of depreciated operating properties, impairment write-downs of depreciated operating properties, impairment write-downs of investments in unconsolidated entities caused by a decrease in value of depreciated operating properties within the joint venture and adjustments to reflect the Company's share of EBITDAre of investments in unconsolidated entities.

The Company believes that EBITDAre is useful to investors, creditors and rating agencies as a supplemental measure of the Company's ability to incur and service debt because it is a recognized measure of performance by the real estate industry, and by excluding gains or losses related to sales or impairment of depreciated operating properties, EBITDAre can help compare the Company's credit strength between periods or as compared to different companies.

Adjusted EBITDAre represents EBITDAre further adjusted for non-comparable items and is a component of the credit ratio, "Net Indebtedness Divided by Adjusted EBITDAre, normalized and annualized," and it is not intended to be a measure of free cash flow for management's discretionary use, as it does not consider certain cash requirements such as income tax payments, debt service requirements, capital expenditures and other fixed charges.

Adjusted EBITDAre is an important metric in evaluating the credit strength of the Company and its ability to service its debt obligations. The Company believes that Adjusted EBITDAre is useful to investors, creditors and rating agencies because it allows investors to compare the Company's credit strength to prior reporting periods and to other companies without the effect of items that by their nature are not comparable from period to period and tend to obscure the Company's actual credit quality.

EBITDAre and Adjusted EBITDAre are not recognized measurements under U.S. GAAP. Because not all companies use identical calculations, the Company's presentation of EBITDAre and Adjusted EBITDAre may not be comparable to similarly titled measures of other companies.

The reconciliations of Net Income available to common stockholders to EBITDAre and Adjusted EBITDAre are presented in the table below:

(DOLLARS IN THOUSANDS)	THREE MONTHS ENDED DECEMBER 31, 2025
Net income available to common stockholders	$ 80,573
Adjustments:	
Net income attributable to noncontrolling interest	5,172
Interest expense, net[(1)]	64,621
Depreciation and amortization	153,265
Income tax provision	43
Impairment loss from unconsolidated co-investment	12,634
Co-investment EBITDAre adjustments	21,780
EBITDAre	338,088
Realized and unrealized losses on marketable securities, net	250
Provision for credit losses	(35)
Equity income from unconsolidated technology co-investments	(547)
Tax expense on unconsolidated technology co-investments	257
General and administrative and other, net	2,141
Insurance reimbursements, legal settlements, and other, net	(19)
Loss on early retirement of debt from unconsolidated co-investments	122
Adjusted EBITDAre	$ 340,257

(1) Interest expense, net includes items such as gains on derivatives and the amortization of deferred charges.

Net Indebtedness Divided by Adjusted EBITDAre

This credit ratio is calculated by dividing net indebtedness by Adjusted EBITDAre, as annualized based on the most recent quarter, and adjusted for estimated net operating income from properties acquired or disposed of during the quarter. This ratio is presented by the Company because it provides rating agencies and investors an additional means of comparing the Company's ability to service debt obligations to that of other companies. Net indebtedness is total debt, net less unamortized premiums, discounts, debt issuance costs, unrestricted cash and cash equivalents, and marketable securities. The calculation of this credit ratio and a reconciliation of net indebtedness to total debt at pro rata share for co-investments, net is presented in the table below:

(DOLLARS IN THOUSANDS)	DECEMBER 31, 2025
Total consolidated debt, net	$6,800,269
Total debt from co-investments at pro rata share	1,004,390
Adjustments:	
Consolidated unamortized premiums, discounts, and debt issuance costs	36,802
Pro rata co-investments unamortized premiums, discounts, and debt issuance costs	4,218
Consolidated cash and cash equivalents-unrestricted	(76,241)
Pro rata co-investment cash and cash equivalents-unrestricted	(29,451)
Marketable securities	(98,070)
Net Indebtedness	$7,641,917
Adjusted EBITDAre, annualized (1)	$1,361,028
Other EBITDAre normalization adjustments, net, annualized (2)	2,222
Adjusted EBITDAre, normalized and annualized	$1,363,250
Net Indebtedness Divided by Adjusted EBITDAre, normalized and annualized	5.6

(1) Based on the amount for the most recent quarter, multiplied by four.

(2) Adjustments made for properties in lease-up, acquired, or disposed during the most recent quarter and other partial quarter activity, multiplied by four.

Net Operating Income ("NOI") and Same-Property NOI Reconciliations

NOI and same-property NOI are considered by management to be important supplemental performance measures to earnings from operations included in the Company's consolidated statements of income. The presentation of same-property NOI assists with the presentation of the Company's operations prior to the allocation of depreciation and any corporate-level or financing-related costs. NOI reflects the operating performance of a community and allows for an easy comparison of the operating performance of individual communities or groups of communities.

In addition, because prospective buyers of real estate have different financing and overhead structures, with varying marginal impacts to overhead by acquiring real estate, NOI is considered by many in the real estate industry to be a useful measure for determining the value of a real estate asset or group of assets. The Company defines same-property NOI as same-property revenues less same-property operating expenses, including property taxes. Please see the reconciliation of earnings from operations to NOI and same-property NOI, which in the table below is the NOI for stabilized properties consolidated by the Company for the periods presented.

	TWELVE MONTHS ENDED DECEMBER 31,	
(DOLLARS IN THOUSANDS)	2025	2024
Earnings from operations	$ 899,316	$ 703,095
Adjustments:		
Corporate-level property management expenses	49,052	46,208
Depreciation and amortization	607,542	580,220
Management and other fees from affiliates	(9,381)	(10,265)
General and administrative	71,948	98,902
Expensed acquisition and investment related costs	25	72
Gain on sale of real estate and land	(299,524)	(175,583)
NOI	1,318,978	1,242,649
Less: Non-same-property NOI	(168,608)	(128,084)
Same-Property NOI	$ 1,150,370	$ 1,114,565

ESSEX

PROPERTY TRUST, INC.